Use these links to rapidly review the document
TABLE OF CONTENTS
LONGPORT, INC. AND SUBSIDIARIES INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on November 15, 2005.

Registration No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Longport, Inc.
(Name of small business issuer in its charter)

Delaware (State or jurisdiction of incorporation or organization)	8099 (Primary Standard Industrial Classification Code Number)	23-2715528 (I.R.S. Employer I.D. Number)

2 Braxton Way, Suite 111
Glen Mills, Pennsylvania 19342
(800) 289-6863
(Address and telephone number of principal executive offices)

2 Braxton Way, Suite 111
Glen Mills, Pennsylvania 19342
(Address of principal place of business or
intended principal place of business)

Michael C. Boyd, Chief Executive Officer
2 Braxton Way, Suite 111, Glen Mills, Pennsylvania 19342
(800) 289-6863
(Name, address and telephone number of agent for service)

Copies to:

Jack N. Brown, CFO
2 Braxton Way, Suite 111, Glen Mills, Pennsylvania 19342
(800) 289-6863

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

        If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common stock, $.001 Par Value	16,971,049(1)	$.19	$3,224,499	$380

(1)
Consists of 2,438,619 shares of common stock, 5,521,450 shares of common stock underlying outstanding convertible preferred stock and 9,010,980 shares of common stock underlying warrants.

        This registration statement registers the resale of an aggregate 16,971,049 shares of common stock offered by our selling stockholders, valued at $.19 per share which was the closing price of our common stock on the NASDAQ Over-the-Counter Electronic Bulletin Board on November 14, 2005.

        In addition to the number of shares set forth above, the amount to be registered includes any shares of our common stock issued as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.

        The Proposed Maximum Offering Price Per Share and the Proposed Maximum Aggregate Offering Price in the table above are estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933.

        We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

        The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Dated November 15, 2005	Subject to completion

2,438,619 shares of common stock and
5,521,450 shares of common stock underlying convertible preferred stock and
9,010,980 shares of common stock underlying warrants

LONGPORT, INC.

        Our selling stockholders are offering up to 2,438,619 shares of our common stock and 5,521,450 shares of common stock underlying outstanding convertible preferred stock and 9,010,980 shares of common stock underlying purchase warrants for sale from time to time in open market transactions at prevailing market prices. We will not receive any proceeds from the sale of the common stock offered by the selling stockholders. Any proceeds we receive upon exercise of warrants will be added to our working capital.

        Our common stock trades on the NASDAQ Over-the-Counter Electronic Bulletin Board under the symbol "LPTI." On November 14, 2005 the closing price of our common stock was $.19 per share.

        Investing in our common stock involves substantial risks. See "Risk Factors" beginning on page 6.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 15, 2005.

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus, as we have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where such an offer or sale is not permitted.

SUMMARY

        This summary highlights material information regarding our company and the offering contained in this prospectus. You should read the entire prospectus carefully, including the financial information and related notes, before making an investment decision.

Business

        Longport, Inc. ("Longport," the "Company" or "we") has developed, patented and obtained in June 1999 FDA permission to market a high- resolution ultrasound scanner ("Scanner") which produces an image of the skin and underlying tissue up to three centimeters below the surface. Once visualized on-screen, scans can be printed, stored as bitmap files or electronically mailed to an off-site diagnostic center for interpretation or archiving. The Scanner system is comprised of a desktop PC like housing, which includes a proprietary board, a separate monitor, keyboard and interchangeable hand-held probes. The system is either integrated into a small cart or trolley or simply located on a desk in a manner in which a PC is typically used.

        Our Scanner technology has applications in wound detection and treatment, burn treatment, product testing, and dermatology. In the case of wound detection and treatment, which is an application we currently emphasize for marketing purposes, clinicians can examine a wound and the surrounding tissue without having to biopsy to detect the development of pressure ulcers prior to visual indications. The Scanner can also distinguish pressure ulcers caused by friction or incontinence.

History

        We were incorporated in Delaware in January 1993. Our offices are located at 2 Braxton Way, Suite 111, Glen Mills, Pennsylvania 19432, and our telephone number is (800) 289-6863.

The Offering

Common stock offered by the selling stockholders:	16,971,049 shares of common stock consisting of 2,438,619 shares of common stock 5,521,450 shares of common stock underlying convertible preferred stock and 9,010,980 shares of common stock issuable upon exercise of warrants
Common stock currently outstanding prior to and following the offering:	23,083,368 shares of common stock

Description of Selling Stockholders

        Through this prospectus, we are registering the resale of up to 2,438,619 shares of our common stock, 5,521,450 shares of common stock underlying convertible preferred stock and 9,010,980 shares of common stock underlying common stock purchase warrants which were issued in three separate transactions:

  •
  Pre 2004 Transactions—1,000,000 common stock warrants were purchased along with common shares by one selling shareholder. In addition, we granted 1,000,000 stock options to our Chairman in 2002 for assuming the duties as Chairman.

  •
  2004 Transaction—In July 2004, a group of fourteen selling stockholders purchased units of common shares and warrants for $.85 per unit. Each unit consisted of one common share, one Series A warrant to purchase an additional share of common stock at $1.20 per share, one-half Series B warrant to purchase an additional share of common stock at $1.70 per share and one-half Series C warrant to purchase an additional share of common stock at $3.40 per share. An additional 50,000 shares of common stock were issued to a selling shareholder for consulting services provided to us in connection with the transaction. The 1,814,706 shares originally issued in this transaction were previously registered in 2004.

  •
  2005 Transactions—We sold in September 2005 to eleven investors 552,145 units of preferred shares and warrants to purchase common shares for $2.30 per unit. Each unit consisted of a preferred share and a warrant to purchase ten shares of our common stock for $.2875 per share. In addition, the preferred shares are convertible into ten shares of our common stock. In a separate transaction in October 2005, we sold 62,391 units of securities at $2.30 per unit to the Church of Southwest Broward. Each unit consisted of ten common shares and one Class E warrant. Each warrant entitled the holder to purchase ten shares of common stock for $.2875 per share.

    We accepted a total of 2,735,213 Series A, B, C and 2003 warrants as partial payment (valued at approximately $225,000) for these units thereby decreasing the warrants previously outstanding.

Forward-Looking Statements

        This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us which are discussed in the Risk Factors section below as well as throughout this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

SUMMARY FINANCIAL DATA

        The following summary of historical and pro forma consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements and related notes included elsewhere in this prospectus.

Statement of Operations Data:

	Year Ended December 31,		Six Months Ended June 30,
	2004	2003	2005	2004
			Unaudited
Revenue	$2,457,677	$500,479	$576,881	$501,104
Net income (loss)	$(633,532)	$(927,962)	$(554,534)	$(681,580)
Net income (loss) per share	$(.03)	$(.05)	$(.02)	$(.03)
Weighted average number of
shares of common stock
outstanding	21,744,399	20,612,560	23,083,368	20,865,670

Balance Sheet Data:

June 30, 2005
Unaudited
Total assets	$1,585,150
Total liabilities	$1,203,565
Working capital	$85,529
Stockholders' equity	$381,585
Book value per share	$.017

RISK FACTORS

        The shares of common stock offered by this prospectus involve a high degree of risk and represent a highly speculative investment. You should not purchase these shares if you cannot afford the loss of your entire investment. In addition to the other information contained in this prospectus, you should carefully consider the following risk factors in evaluating our company, our business prospects and an investment in our shares of common stock.

Risks Related to Our Business

We have suffered significant operating losses and may need additional capital for our operations. If we are unable to obtain this capital, we may be required to curtail our operations.

        Our lack of any significant revenue and our ongoing accumulated losses, which aggregated $10,531,366 through June 30, 2005, make any prediction of our future results of operations difficult or impossible. We expect to considerably increase our operating expenses in the future, particularly expenses to manufacture Scanners, invest in research and development, expand our marketing programs and retain additional employees. We do not expect that our revenue will initially cover these expenses.

        As a result, we expect to incur losses and expect that we may need to raise additional capital for our operations. We cannot provide assurance that we will be able to raise additional capital and we do not know what the terms of any such capital raising would be. Any future sale of our equity securities would dilute the ownership and control of our stockholders and could be at prices substantially below the offering price. Our inability to raise capital could require us to curtail our operations.

We have limited stockholders' equity and working capital which could limit our ability to manufacture and market our Scanners.

        At June 30, 2005, we had stockholders' equity of $381,585 and working capital of $85,529. If we are unable to raise additional working capital to overcome these deficits, we may not have sufficient funds to manufacture and market the Scanners.

We depend upon a single source manufacturer to manufacture the Scanners' proprietary boards and a single source assembler to assemble the Scanners. The loss of either source would render us unable to deliver Scanners to customers.

        We depend upon a single source to manufacture our proprietary boards and to assemble our Scanners. If either source is unable or unwilling to manufacture or assemble our products, we would be unable to deliver Scanners to our customers until we were able to locate substitute sources to provide these services. We cannot estimate the time it would take us to locate and contract with such substitute sources.

We sell our Scanners through a group of distributors none of which has yet to deliver consistent sales.

        In February 2004 we entered into a contract to sell to U.S. Medsystems, Inc. up to 1,900 Scanners over a three-year period. We terminated this agreement due to significant breaches by U.S. Medsystems in March 2005. At that time, we embarked on a plan to replace U.S. Medsystems with a group (expected to number approximately 10 to 15) of experienced regional distributors. To date four such distributors have been contracted with but no distributor has been able to deliver consistent sales.

Risks Related to the Offering

Shares of our common stock which are eligible for immediate sale by our stockholders may decrease the price of our common stock.

        We have 23,083,368 shares currently outstanding, substantially all of which are free trading, except for the 2,438,619 shares we are registering by this prospectus. If our common stockholders sell substantial amounts of our common stock, then the market price of our common stock could decrease.

        Our common stock trades on the NASDAQ Over-the-Counter Electronic Bulletin Board which increases the volatility of our stock and makes it harder to sell our stock. The Bulletin Board tends to be highly illiquid, in part because there is no national quotation system by which potential investors can track the market price of shares except through information received or generated by a limited number of broker-dealers that make markets in particular stocks.

        There is a greater chance of market volatility for securities that trade on the Bulletin Board as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including:

  •
  The lack of readily available price quotations;

  •
  The absence of consistent administrative supervision of "bid" and "ask" quotations;

  •
  Lower trading volume; and

  •
  Market conditions.

        In a volatile market, you may experience wide fluctuations in the market price of our securities. These fluctuations may have an extremely negative effect on the market price of our securities and may prevent you from obtaining a market price equal to your purchase price when you attempt to sell our securities in the open market. In these situations, you may be required to either sell our securities at a market price which is lower than your purchase price, or to hold our securities for a longer period of time than you planned.

Because our common stock is classified as a "penny stock," trading is further limited, and our stock price could decline.

        Because our common stock falls under the definition of "penny stock," trading in our common stock may be limited because broker-dealers are required to provide their customers with disclosure documents prior to allowing them to participate in transactions involving our common stock. These disclosure requirements are burdensome to broker-dealers and may discourage them from allowing their customers to participate in transactions involving our common stock.

        "Penny stocks" are equity securities with a market price below $5.00 per share other than a security that is registered on a national exchange; included for quotation on the Nasdaq system; or whose issuer has net tangible assets of more than $2,000,000 and has been in continuous operation for greater than three years. Issuers who have been in operation for less than three years must have net tangible assets of at least $5,000,000.

        Rules promulgated by the Securities and Exchange Commission under Section 15(g) of the Exchange Act require broker-dealers engaging in transactions in penny stocks, to first provide to their customers a series of disclosures and documents, including:

  •
  A standardized risk disclosure document identifying the risks inherent in investment in penny stocks;

  •
  All compensation received by the broker-dealer in connection with the transaction;

  •
  Current quotation prices and other relvant market data; and

  •
  Monthly account statements reflecting the fair market value of the securities. In addition, these rules require that a broker-dealer obtain financial and other information from a customer, determine that transactions in penny stocks are suitable for such customer and deliver a written statement to such customer setting forth the basis for this determination.

        In addition, under the Exchange Act and its regulations, any person engaged in a distribution of shares of our common stock offered by this prospectus may not simultaneously engage in market making activities with respect to the common stock during the applicable "cooling off" periods prior to the commencement of this distribution.

Our preferred stock may make a third-party acquisition of our company more difficult.

        Our certificate of incorporation authorizes our Board of Directors to issue up to 1,000,000 shares of preferred stock having such rights as may be designated by our Board of Directors, without stockholder approval. The issuance of additional preferred stock could inhibit a change in our control by making it more difficult to acquire the majority of our voting stock.

We do not anticipate paying dividends.

        We have not paid regular cash dividends on our common stock since our inception and we do not anticipate paying cash dividends in the foreseeable future. Any dividends that we may pay in the future will be at the discretion of our Board of Directors and will depend on our future earnings, any applicable regulatory considerations, our financial requirements and other similarly unpredictable factors. For the foreseeable future, we anticipate that we will retain any earnings which we may generate from our operations to finance and develop our growth.

MARKET PRICE OF OUR COMMON STOCK

        Our common stock has traded on the NASDAQ Over-the-Counter Electronic Bulletin Board under the symbol "LPTI" since September 7, 1994.

        The following table sets forth for the quarters indicated the range of high and low closing prices of our common stock as reported by the NASDAQ Electronic Bulletin Board but does not include retail markup, markdown or commissions.

	Price
	High	Low
By Quarter Ended:
2005
March 31, 2005	$1.15	$.28
June 30, 2005	$.45	$.22
September 30, 2005	$.40	$.13
2004
March 31, 2004	$1.52	$.17
June 30, 2004	$1.16	$.55
September 30, 2004	$1.73	$1.00
December 31, 2004	$1.41	$.86
2003
March 31, 2003	$.35	$.18
June 30, 2003	$.26	$.15
September 30, 2003	$.22	$.14
December 31, 2003	$.45	$.10

        As of June 30, 2005, we had approximately 1,500 record and beneficial stockholders.

CAPITALIZATION

        The following table sets forth our unaudited capitalization as of June 30, 2005.

June 30, 2005
Unaudited
Preferred stock, $.001 par value, 1,000,000 shares authorized, no shares issued	$-0-
Common stock, $.001 par value, 50,000,000 shares authorized, 23,083,368 shares outstanding	23,084
Paid-in-capital	10,913,300
Accumulated deficit	(10,531,366)
Accumulated other comprehensive loss	(23,433)

Total stockholders' equity	$381,585

Total liabilities and stockholders' equity	$1,585,150

SELECTED FINANCIAL DATA

        The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements and related notes included elsewhere in this prospectus. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. Historical results are not necessarily indicative of the results to be expected in the future, and the results of interim periods are not necessarily indicative of results for the entire year.

Statement of Operations Data:

	Year Ended December 31,		Six Months Ended June 30,
	2004	2003	2005	2004
			Unaudited
Revenue	$2,457,677	$500,479	$576,881	$501,104
Net income (loss)	$(633,532)	$(927,962)	$(554,534)	$(681,580)
Net income (loss) per share	$(.03)	$(.05)	$(.02)	$(.03)
Weighted average number of shares of common stock outstanding	21,744,399	20,612,560	23,083,368	20,865,670

Balance Sheet Data:

June 30, 2005
Unaudited
Total assets	$1,585,150
Total liabilities	$1,203,565
Working capital	$85,529
Stockholders' equity	$381,585
Book value per share	$.017

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. This discussion should be read in conjunction with our audited financial statements and footnotes included elsewhere in this prospectus.

Results of Operations

        Our revenues for the nine months ended September 30, 2005 were approximately $600,000 and operating expenses for the same period were approximately $1,600,000. Our net loss for the nine months ended September 30, 2005 was approximately $1,000,000 with accumulated losses through September 30, 2005 totaling approximately $10,975,000.

        As of September 30, 2005 we had approximately $72,000 in cash and cash equivalents, and working capital of approximately ($150,000) and stock subscription receivables of approximately $875,000. During the nine months ended September 30, 2005 we experienced a significant use of cash from operating activities of $1,150,000 due principally to our net loss incurred for the period.

        If we are unable to increase our revenue and cash flow in the near future we may be required to significantly limit our operations, while seeking additional debt or equity financing.

SIX MONTHS ENDED JUNE 30, 2005 COMPARED TO
SIX MONTHS ENDED JUNE 30, 2004

        Revenues for the six months ended June 30, 2005 were $576,881 compared to $501,104 for the six months ended June 30, 2004. This increase was primarily due to the amortization of the sale of distribution rights offset by a decrease in the revenue from scanner sales.

        Total operating expenses increased to $1,174,044 for the six months ended June 30, 2005 from $837,595 for the six months ended June 30, 2004. This increase is primarily due to an increase in general and administrative costs required by the expansion our organization.

        We had a net loss of $554,534 for the six months ended June 30, 2005 compared to a net loss of $681,580 for the six months ended June 30, 2004. Despite the variances in both revenue and costs discussed above, the principal difference in this loss is the presence in 2004 of an impairment loss of $164,707 which was reported in the first quarter of 2004.

Strategy to Achieve Profitable Operations

        In March 2005 we terminated our distribution agreement with U.S. Medsystems, Inc. for a variety of contractual breaches. U.S. Medsystems was the our largest distributor and had an exclusive distributorship in the woundcare marketplace. This agreement called for, among many provisions, the production and delivery of a minimum of 25 Scanners per month (revenue of $550,000 per month) through July 2005 and subsequent to that date, 50 Scanners per month (revenue of $1,100,000 per month) through July 2006. We recognized net revenue of $1,600,000 from sales to this distributor in 2004, all of which occurred in the five months ended December 31, 2004. The loss of this customer has had a significant adverse impact on both our revenue and cash flow. Unless this customer is replaced, sales in 2005 will be substantially less than 2004 sales.

        At the time of the termination, our other distributors were small and newly formed organizations and to date have yet to deliver a consistent flow of Scanner orders. Furthermore, in an attempt to satisfy US Medsystems' production requirements we increased our inventory substantially during the last quarter of 2004 and the first quarter of 2005. We are not currently manufacturing any additional units. Consequently, our cash balance declined substantially through June 30, 2005. Cash flow will present significant challenges for us unless significant and consistent sales are achieved and/or new orders received with (where appropriate) accompanying deposits. We currently can provide no assurances in this regard.

        As a result, we have adopted an operating plan that includes:

  •
  Obtaining additional equity capital through the sale of common and or preferred stock as well as through the potential exercise of outstanding common stock purchase warrants and options, none of which can be assured.

  •
  Pursuit of a marketing plan which includes:

  •
  The April 2005 reported hiring of a National Sales and Marketing Director with significant sales distribution experience in an effort to further stimulate sales activities.

  •
  Development of a nationwide distributor network

  •
  Attendance at national conferences focused on the woundcare, dermatological and aesthetics markets

  •
  Pursuit of direct sales opportunities that do not conflict with existing distributors

  •
  Entering into short term leases of the Scanner with new customers

  •
  Sponsorship of research studies that further substantiate the efficacy of our product and service.

  •
  Efficient production and delivery of our product pursuant to existing sales orders.

  •
  Pursuit of government sponsored grants to facilitate product development and acceptance.

  •
  Efforts to seek clarification of existing government and private insurance billing codes to facilitate proper billing of Ultrasound products.

  •
  Further development of our proprietary technology resulting in additional marketable products and services.

        If we are unable to increase our revenue and cash flow in the near future we may be required to significantly limit our operations, while seeking additional debt or equity financing.

Liquidity and Capital Resources

        As of June 30, 2005, we had $88,913 in cash and cash equivalents, $160,000 of short term debt and no long term debt. Our working capital decreased from $652,243 at December 31, 2004 to $85,529 at June 30, 2005.

        During the six months ended June 30, 2005 we experienced a significant use of cash from operating activities of $952,297. This is principally due to the net loss of $554,534 incurred in the period as well as the recognition of deferred revenue of $371,876 which had no impact on cash. During the six months ended June 30, 2005, we utilized an additional $48,325 in cash for investing activities which was principally related to the production of Scanner units for use in leasing and research activities ($109,997) offset in part by proceeds from the disposition of marketable securities which provided $61,672. During the six months ended June 30, 2005, $160,000 was generated from financing activities as a result of two short-term loans secured from existing shareholders.

        Our current Scanner product was first approved for wide scale distribution in July 2004. Consequently, pursuant to existing orders with its distributors, we began to build inventory which was largely completed as of March 31, 2005. However, the termination of the distribution agreement in

March 2005 with our largest distributor and the inability of that distributor to accept previously placed orders also contributed significantly to this use of cash. We fully expect that additional cash will be needed to operate the business in 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

        Revenues for 2004 were $2,457,677 compared to $500,479 for 2003. This increase is primarily due to the increase in sales of the our scanner device of $2,037,380, income from the sale of distribution rights of $153,124 as well as an absence of contract revenue of $247,681 from a state research grant which ceased in mid 2003.

        Total operating expenses for 2004 were $2,745,576 compared to $1,372,225 for 2003. This increase is primarily due to additional costs associated with the increased sales activity (cost of sales increased by approximately $880,000) as well as an increase of approximately $756,000 in general and administrative costs associated with the additional activities being conducted in 2004.

        During 2004, we recorded an impairment loss of $164,707 related to an investment made in 2000.

        Interest expense for 2004 was $177,573 as compared to $129,826 for 2003. During the third quarter of 2004 we repaid all of our long-term debt. The increase in interest expense is due to an increase in the average monthly borrowings outstanding in 2004 as compared to 2003.

        We had a net loss of $633,532 for 2004 compared to a net loss of $927,962 for 2003.

Liquidity and Capital Resources

        As of December 31, 2004, we had $938,822 in cash and cash equivalents and no long-term debt. Our working capital increased from $(237,441) at December 31, 2003 to $652,243 at December 31, 2004. However, during 2004 we experienced a use of cash from operating activities of $142,331. This is an improvement of approximately $197,000 as compared to cash used in operating activities in 2003. The current year was the first year of significant sales activity and as such considerable cash was used to fund accounts receivable (approximately $497,000) and build inventory (approximately $575,000). These uses of cash were funded by the receipt of customer deposits related to sales orders ($805,600) as well as the receipt of $500,000 from the sale of exclusive marketing rights. We fully expect that additional cash will be needed to produce and market the Scanners in 2005.

        During 2004, $270,182 was utilized in cash for investing activities principally related to the purchase of additional production related equipment, computer equipment and furniture and fixtures. Cash flows from financing activities provided $1,155,421, which was comprised of $1,463,028 from the sale of common stock and warrants offset by repayments of debt of $307,607.

Critical Accounting Policies and Estimates

        Our consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles and rules prescribed by the Securities and Exchange Commission. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

        We continually evaluate the accounting policies and estimates we use to prepare the consolidated financial statements. In general, management's estimates are based on historical experience, on information from third party professionals and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

        Asset impairment.    All long-lived assets, including goodwill and other intangible assets are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting estimated future cash flows. Considerable judgment by management is necessary to estimate discounted future cash flows. Assumptions used in these cash flows are consistent with internal forecasts. We recorded an impairment loss of $164,707 in the six months ended June 30, 2004 with respect to an investment made in 2000.

        Commitments and contingencies.    In September 1997, we were notified of a Medicare Hearing Officer's decision that Longport is liable for repayment of Medicare Benefit Overpayments of $269,120. The overpayments are from calendar years 1994 and 1995. We appealed the Hearing Officer's decision. The Appeal was heard by an Administrative Law Judge on January 5,1999 and again on November 2,1999. The Administrative Law Judge reviewed approximately forty out of approximately 410 cases. The Administrative Law Judge dismissed some cases, ruled in favor of Longport on certain cases and ruled against Longport on other cases. We continue to be in the Appeals process. We are unable to predict the outcome of the Appeal. We have accrued $100,000 as a result of these proceedings based on our estimate of the cases ruled against us and applying the relationship across all of our Medicare billings prior to 1995. The $100,000 accrual is our best estimate of the potential liability based on all of the facts and circumstances presently known.

        Accounting for income taxes.    Significant judgment by management is required in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. We have recorded a valuation allowance for the entire amount of the deferred tax assets as of December 31, 2004 and 2003 based on our belief that operating income will not, more likely than not, be sufficient to realize the benefit of these assets over time. In the event that actual results differ from these estimates or if our historical trend of operating losses changes, we may be required to reduce the valuation allowance on deferred tax assets, which could have a material effect on our financial condition and results of operations.

Other Matters

        The Scanner has been approved for Medicare and private insurance reimbursement in certain specific instances. Our licensor was assigned a U.S. Patent in June 2000 for the Scanner. The final areas of concern for commercialization are "peer acceptance" and production and distribution.

        The "peer acceptance", primarily from practicing physicians, hospitals and labs, can occur in many different ways and this is an ongoing process. We have initiated several United States-based studies in various disciplines, which we believe will lead to articles being published about the Scanner and its advantages. It is these so-called "white papers" which the medical community requires prior to purchasing new products. We believe that one of the primary advantages to our Scanner is that it has numerous applications in the field of medicine. It is the different medical "disciplines" or "specialties" that allow us to offer one product, but have several different markets and applications for the product.

Longport International LTD

        Longport International, LTD, a wholly owned subsidiary, was formed in 1999 to be our marketing arm for business generated outside North America. International received delivery of the first Scanner produced by our current manufacturer in August 2000. These Scanners comply with the European Medical Devices Directorate for high-resolution ultrasound imaging technology. This compliance, together with adherence to ISO-9001 and ISO-13485 manufacturing quality standards, enables a CE mark to be placed on the Scanner for sales outside North America. International has, to date, concentrated on product development, the oversight of clinical studies regarding the use and effectiveness of the Scanner, and the monitoring of product manufacturing.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

        The Statements made under the Management's Discussion and Analysis of Financial Condition and Results of Operations and other statements within this document that are not based on historical facts, are forward looking statements that involve risks and uncertainties, including but not limited to, market acceptance risks, the effect of economic conditions, the impact of competition and pricing, product development, commercialization and technology difficulties, the results of financing efforts and other risks detailed in our Securities and Exchange Commission filings.

Controls and Procedures

        As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-14(c) and 15d-14 (c). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures are effective at timely alerting them to material information relating to us (including our consolidated subsidiaries) required to be included in our periodic SEC filings. There were no significant changes in our internal controls over financial reporting during our most recently completed quarter that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting, or other factors that could significantly affect these controls subsequent to the date of their evaluation and there were no corrective actions with regard to significant deficiencies or material weaknesses.

BUSINESS

Current Operations

        Our Scanner produces an ultrasound image of the skin and underlying tissue. The Scanner system is comprised of a desktop PC like housing, which includes a proprietary board, a separate monitor, keyboard and interchangeable hand-held probes. The system can either be integrated into a small cart or trolley or used as a desktop machine.

        We have patents issued by the United States, Australia and South Africa and have patent applications pending in Europe and Japan. United Medical and Dental Schools of Guy's and St. Thomas' Hospitals located in London, England, assigned the technology upon which these patents are based, along with copyright protected software, to us.

        Once visualized on-screen, scans can be printed, stored as electronic files or e-mailed to an off-site diagnostic center for interpretation or archiving. Our Scanner technology has applications in wound detection and treatment, burn treatment, product testing, and dermatology. In the case of wound detection and treatment, which is an application we currently emphasize for marketing purposes, clinicians can examine a wound and the surrounding tissue without having to biopsy to detect the development of pressure ulcers prior to visual indications. The Scanner can also distinguish pressure ulcers caused by friction or incontinence.

        Ultrasound has been used for medical images for many years and has proven to be a safe, effective imaging technique. Using sound waves emitted at frequencies well above the normal human ear response, echoed signals are converted into graphic images and displayed on a monitor. Computer programs that support ultrasound imaging use algorithms to document dimensions of areas being scanned. These measurements provide a baseline that the clinician can use to compare to other scans. The Scanner shares those characteristics, which are common to all ultrasound imaging equipment, but uses high frequency ultrasound at 20 MHz to provide high-resolution images at depths of up to three centimeters. This compares to the 3 to 5 MHz ultrasound frequency commonly used to scan fetal images. Traditional low-frequency ultrasound equipment, which costs $150,000 to $350,000, is generally unable to image thin structures like skin and its images are low resolution and frequently require reading by highly trained technicians and/or doctors. We believe that the Scanner's ability to produce high- resolution images of thin structures, such as skin, subcutaneous tissue and superficial tendons, combined with user-friendly software, is unique. The depth used by the Scanner to produce a useable image depends on the area being scanned and the clinical application. For instance, wounds on the ankle require an image depth of only 2 to 4 millimeters, an area generally too small to resolve using conventional imaging technology, but ideally suited to the use of the Scanner.

        From 1999 through 2003, we sold a negligible number of Scanners. In February 2004, we entered into an agreement with U.S. Medsystems, Inc. pursuant to which we appointed U.S. Medsystems as a non-exclusive distributor of our Scanner in the United States. Upon the effective date of the agreement, U.S. Medsystems tendered a $500,000 deposit to us for the purchase of 100 Scanners. Subsequently, U.S. Medsystems paid $525,000 for the exclusive rights to market Scanners in the United States solely in the "wound care market". We began shipping scanners to U.S. Medsystems in August 2004 subsequent to our receipt of UL approval for the Scanner. U.S. Medsystems was not able to maintain its purchase obligation set forth above. In addition, it was unable to neither promptly pay for its purchases nor adequately report upon its activities in the CPT study. Consequently, we terminated our agreement with U.S. Medsystems in March 2005. Shipment of 75 units (net revenue of $1,600,000) took place through the contract termination date.

        At the time of this contract termination, our other distributors were small and newly formed organizations and to date have yet to deliver a consistent flow of Scanner orders. Consequently, we adopted a revised operating plan which included:

  •
  Obtaining additional equity capital through the sale of common and or preferred stock as well as through the potential exercise of outstanding common stock purchase warrants and options, none of which can be assured.

  •
  Pursuit of a marketing plan which includes:

  •
  The April 2005 hiring of a National Sales and Marketing Director with significant sales distribution experience in an effort to further stimulate sales activities;

  •
  Development of a nationwide distributor network;

  •
  Attendance at national conferences focused on the woundcare, dermatological and aesthetics markets;

  •
  Pursuit of direct sales opportunities that do not conflict with existing distributors; and

  •
  Entering into short-term leases of the Scanner with new customers.

  •
  Sponsorship of research studies that further substantiates the efficacy of our product and service.

  •
  Efficient production and delivery of the our product pursuant to existing sales orders.

  •
  Pursuit of government sponsored grants to facilitate product development and acceptance.

  •
  Efforts to seek clarification of existing government and private insurance billing codes to facilitate proper billing of Ultrasound products.

  •
  Further development of our technology resulting in additional marketable products and services.

Growth Strategy

        To facilitate our ability to pursue multiple opportunities simultaneously and quickly, we have defined a growth strategy that focuses on two core competencies: technology and business development. We believe this approach will enable us to concentrate on our strengths, while outsourcing other functions and includes:

  •
  Using a small marketing and sales force to gain initial market acceptance of our technology in each market sector both in the US and abroad via the employment of experienced distributors in the markets we focus upon. To date this effort has been primarily directed at wound assessment and detection, particularly in the nursing home environment and has started to result in direct clinical sales. A small number of regional distribution partners are now promoting our technology into this market.

  •
  Enhancing the technology and expanding application validation to create new market opportunities. We are enhancing our technology so that we can expand into other markets and extend our perceived technological lead in the sectors we already address. In particular, real-time imaging using electronically steered arrays is being developed, enabling us to address a wide range of established applications for ultrasound technology at a higher resolution and at a lower cost than currently available.

Manufacturing

        We use SRA Development Ltd., a United Kingdom-based company, to manufacture the Scanner's probes, and to quality test the Scanner before shipment. SRA is a single-source supplier, and our business and financial results would be negatively affected if we were unable to obtain prompt deliveries from SRA for any Scanners ordered. Moreover, there is a significant risk of quality control problems whenever a new product is being manufactured. We do not have a long-term agreement with SRA but use purchase orders to obtain Scanners at least four months in advance of our needs.

        Netbox Ltd., a U.K. based company, assembles the Scanner system unit including inserting our proprietary board which is manufactured by another U.K. company. Our proprietary board manufacturer is also a single-source supplier. Currently, we believe our suppliers have the capacity to manufacture 50 Scanners per month, which we believe could be increased to 100 units per month with adequate advance notice. Following manufacture, SRA ships the Scanner's components to us, and we complete full assembly at our facilities in Glen Mills, Pennsylvania before delivery to customers. We are currently planning to move the final Quality Control procedures to our own Pennsylvania based facility in order to increase our control over the product as well as to achieve some cost savings.

        We intend to outsource many operational functions. This approach is in line with our objective to be primarily a medical technology and business development company. This will enable us to operate efficiently and to focus our resources on creating new medical products and new market opportunities for those products. To this end:

  •
  As indicated above with SRA, manufacturing will be performed on a contract or licensing basis.

  •
  Longport will primarily utilize strategic partners for sale and distribution.

Marketing

        We currently offer the Scanners for sale to medical products distributors, as well as end users, primarily in the wound care industry. In the future, we intend to also focus on dermatological and cosmetic applications. Wound management is an expanding and increasingly important area of concern for the medical profession. The cost of treating chronic wounds has been estimated at $7 billion annually. With more than 625,000 new wound cases per year, we believe there is value for a device that accelerates diagnosis of diabetic wounds. Having a view of the wound and surrounding tissue is expected to materially reduce the risks of amputations, thereby increasing survival rates.

        According to a Frost and Sullivan report, in 1999 the annual worldwide market for ultrasound imaging devices was over $3 billion. A 2003 report by Klein Biomedical Consultants estimated the U.S. ultrasound market at $2.7 billion with 65 million ultrasound procedures conducted annually. We are finding customers for our technology in the traditional ultrasound market and believe we can also create new demand because the Scanner enables innovative uses of ultrasound technology in a wide range of medical specialties not currently served by ultrasound or any other imaging technology. The Scanners are primarily aimed at the point-of-contact market, meaning they will be used directly by the clinician, dermatologist, plastic surgeon and others who are seeking the imaging data as well as third party service providers such as radiologists.

        The markets for our technology can be divided into two broad categories, emerging market and established markets, as illustrated below.

Emerging Markets

        Emerging markets require very high resolution imaging technology, a capability that is not provided by current ultrasound systems. Many emerging markets are looking for a system solution based around an ultrasound core complemented by other imaging or sensory inputs as well as being capable of interfacing with other appropriate data or record entry systems. For example, in the wound care field, the Scanner system enables digital photographs to be integrated with ultrasound scans and a comprehensive data entry system is being created, with the capability for remote data backup. This system allows all wound-related data to be entered and stored into a single system resulting in more efficient record keeping as well as facilitating subsequent audits.

The emerging markets include:

  •
  Wound Prevention and Care. According to the 2001 Policy Update on Wound Care/Tissue Viability (UK), approximately 10% of patients in acute and extended stay facilities in the western world develop pressure ulcers. This equates to one million people in the U.S. at any time and in 2001, the Wound Healing Society estimated the annual cost of treating these and other types of chronic wounds to soon cost $20 billion in the U.S. We believe that our technology can cost effectively:

  •
  Enable patient specific protocols to be developed that lead to a reduction in the time taken to heal chronic wounds; and

  •
  Enable earlier and more reliable detection of developing pressure sores, thus allowing earlier targeted intervention that can prevent open wounds from developing.

  •
  Nursing homes are also finding the Scanner to be a valuable audit tool that is expected to reduce their exposure to pressure ulcer related litigation and as a result diminish the high insurance premiums that prevail and are threatening the viability of many nursing homes. Federal authorities in the U.S. have targeted a reduction in the occurrence of pressure ulcers in nursing homes from the current level of 11% to less than 0.8% in 2010. Such a dramatic reduction can only occur as a result of the targeted prevention, a role for which the Scanner is well suited.

  •
  Skin care and aesthetic surgery. The annual global expenditure on skin care products and procedures has been estimated at $40 billion by Euromonitor. In the U.S., during 2001, there were 8.5 million aesthetic procedures undertaken by 23,000 clinicians according to the American Society for Aesthetic Plastic Surgery. We believe that the Scanner can impact this rapidly growing market, which despite its size, is poorly provided for by imaging technology. The Scanner, through its ability to non-invasively image the structure of the skin and underlying structures, enables clinicians to maximize the benefit from a wide variety of products and procedures. For example, collagen formation, an important aspect of anti-wrinkle treatments, can be detected at an early stage (prior to visual indications), fat thickness can be measured quickly and accurately and breast implants assessed for encapsulation. These capabilities will allow clinicians to provide an improved service to their patients or customers and through follow-up imaging establish longer-term relationships.

  •
  Skin cancer assessment. The American Cancer Society reports that over one million new cases of skin cancer are diagnosed in the U.S. annually. Some 20,000 procedures are undertaken annually on skin lesions in the U.S., of which approximately 15% of the excision sites have to be revisited, primarily because the margins of the lesions were not fully excised. The Scanner can accurately map skin lesions, including providing data on their depth, enabling better surgical planning.

Other applications include:

  •
  Burn assessment. Studies indicate that the Scanner can quickly and reliably differentiate between burns that require surgical intervention and those that do not.

  •
  Scar assessment. Assessment of scars and the impact of treatments.

Established Markets

        As mentioned above, the established U.S. market for ultrasound imaging technology is approximately $3 billion per year, and is forecast to grow at approximately 6% per year. In these markets the benefits of ultrasound imaging have already been established, and we aim to offer innovative and higher performance but at a lower cost. Market feedback shows that such systems may attract established ultrasound users and also broaden the potential customer base by converting many clinicians (e.g. orthopedic surgeons) that currently source ultrasound images through third party providers such as radiologists into direct users. In the future, we expect to address applications that include:

  •
  Breast assessment

  •
  Musculoskeletal imaging, including sports medicine

  •
  Vascular imaging

  •
  Large organ assessment

  •
  Obstetrics and gynecology

Marketing Strategy

        Since we believe that the Scanner can be adapted for a wide variety of applications, we will seek to sell it to diverse customer groups. To access these markets rapidly and effectively, we have divided our marketing strategy into three phases:

        Phase 1, which is under way, is targeting the applications that the existing Scanner can address. Currently, we are marketing into four applications:

    •
    Wound prevention and care

    •
    Interactive use of the Scanner with a variety of equipment and processes used in the skin care and aesthetics markets, including lasers and dermal abrasion systems to optimize the benefit from these treatments.

    •
    Validation of other companies' pharmaceutical and medical products particularly in the skin care field.

    •
    Facilitating appropriate research studies, such as work funded by government grants and industrial sponsorship.

        During Phase II, which we expect to enter within two years, we will seek to expand into applications that require system enhancements or additional clinical study data before they can be marketed effectively (e.g. some of the established array markets starting initially with musculoskeletal imaging, including sports medicine and vascular imaging and emerging markets such as burn and skin lesion assessment).

        In Phase III, which we expect to enter within three to four years, we will explore further array applications including those based upon phased array technology and other potential applications of the technology (e.g. cancer mapping, 3-dimensional representation, and inter-operative imaging). These applications require longer-term development and clinical validation.

        We will continue to cultivate the support of clinical and technological opinion leaders and leading medical institutions through the publication and presentation of study results which will play a pivotal role in our marketing and public relations activities. The centers we are collaborating with include: Harvard/Massachusetts General Hospital, Yale University, Wake Forest University, University of Miami, University of Kansas Medical Center, University of Notre Dame and Guy's Hospital, London.

Research and Development

        We continue to conduct research and development in order to validate the Scanner in existing markets and in new markets. We continue to re-engineer Scanner parts and update off-the-shelf hardware and software used in the Scanner.

        During 2004, Longport launched a new scanner model (EPISCAN-I-200) based upon our previously established ultrasound technology and incorporating the most up-to-date computing, data communications capabilities and display technologies. This model has been designed for use on either a small cart or office desktop. In addition to the technological benefits of this new unit, the design is readily scalable allowing for the potential of high voluem production. A new version of our scanner software was launched to coincide with the introduction of the EPISCAN-I-200 unit. This software has a more powerful user interface and offers more comprehensive image analaysis tools.

        The first prototype laptop sized scanner was also fabricated in 2004, with the aim of introducing this unit into the market in 2006.

Competition

        Diagnostic imaging solutions compete primarily on the basis of diagnostic value, imaging performance, reliability, ease of use and price. Our competitors include MRI producers, ultrasound manufacturers, and X-ray based topography solutions. Any of these competitors could seek to modify their imaging devices to produce higher resolutions at narrower depths. In fact, one company, Cortex Technology, Inc., marketing under the name Dermascan, offers a scanner that competes directly with our Scanner, although it is generally used as a research tool. Moreover, current and potential diagnostic imaging modalities such as those described below also pose a significant competitive risk to us. In addition, many of these competitors are significantly larger than us and possess greater financial resources.

        Low Frequency Ultrasound.    Traditional ultrasound technology is used regularly for a number of clinical applications. Ultrasound is currently used in several medical imaging applications, including pulsed ultrasound, continuous wave "Doppler" ultrasound and real-time ultrasound. Each variation is particularly suited to certain applications. "Doppler" ultrasound is used to record changes in a fetal heart while pulsed ultrasound can be used to resolve images of the abdomen.

        Magnetic Resonance Imaging.    Magnetic resonance imaging produces high quality images inside the body. MRI is based on the principles of nuclear magnetic resonance, a technique originally used by chemists and physicists to obtain microscopic chemical and physical information about molecules.

        Conventional X-Ray.    X-ray systems pass radiation through a patient to a shielded photographic plate. Due to the health risks associated with exposure to ionizing radiation, operating x-ray equipment requires a controlled environment and trained professionals. Additionally, operating x-ray equipment requires film and in many cases, board certified radiologists. Despite these barriers, x-ray technologies are effective for a number of applications, including skeletal examinations and mammography. X-rays cannot currently image thin tissue structures.

        Our anticipated competition can be divided into two categories. One category is the medical status quo. This is particularly relevant to the emerging markets for the Scanner, which has historically not used sophisticated imaging technology. Additionally, we could face the following categories of competition as we enter the various markets:

  •
  Indirect competition from other soft tissue assessment modalities, such as MRI;

  •
  Potential competition in established markets from niche players that make portable ultrasound machines for traditional diagnostic ultrasound applications.

  •
  Large ultrasound companies that currently concentrate on traditional applications, but with larger and much more expensive machines.

  •
  Potential competition in emerging markets from academic groups and small specialist companies now researching high-resolution ultrasound imaging that they may attempt to commercialize.

Technology Transfer Agreements

        In December 1997, we entered into two Technology Transfer Agreements with United Medical and Dental Schools and Square Wave Systems, Ltd. pursuant to which UMDS and Square Wave assigned all of their rights, title and interest in patent applications covering certain technology associated with the Scanner. The agreements provide us with the exclusive and worldwide rights to the use of the Scanner technology underlying the patents for medical applications only. UMDS and Square Wave retained the rights to all other uses for the patents. However, in the case of the fractal analysis software, a software component of the Scanner which is used to analyze, determine and graphically display the fractal nature of a reflected image generated from a Scanner, our rights are limited to the use of software solely in a high frequency ultra sound skin Scanner. In consideration of the assignment of the technology pursuant to the agreements, we agreed to pay to UMDS and Square Wave, in the aggregate, 3% of our gross revenues for the five year period commencing in June 1999 when the FDA granted marketing permission to us with respect to the Scanner. We also agreed to pay all costs associated with maintaining and renewing the patents, which were approved on June 6, 2000.

        There can be no assurance that the patents will afford protection against competitors with similar technology, that the patents will not be infringed upon or designed around by others, that others will not obtain patents that we will need to license or design around, that the patents will not inadvertently infringe upon the patents of others, or that others will not manufacture and distribute similar scanners upon xpiration of the patents. There can also be no assurance that the patents will not be invalidated or that we will have adequate funds to finance the high cost of prosecuting or defending patent validity or infringement issues.

Longport International, Ltd.

        We formed Longport International, Ltd., a wholly owned subsidiary, in 1999 to market Scanners outside North America. Longport International began manufacturing Scanners using SRA in 1999. We received delivery of the first Scanner produced by SRA in August 2000. These Scanners comply with the European Medical Devices Directorate for high-resolution ultrasound imaging technology. This compliance, together with adherence to the ISO-9001 subset BS-EN-46001 manufacturing quality standard enables a CE mark to be placed on the Scanner for sales outside North America.

Employees

        We currently employ ten (10) full-time employees, including our executive officers.

Facilities

        We lease approximately 7,700 square feet of office space at 2 Braxton Way, Suite 111, Glen Mills, Pennsylvania on a 62-month lease expiring in January 2010 for $7,300 per month, with annual increases of approximately 8 % plus a ratable share of operating costs.

Legal Proceedings

        In September 1997, we were notified of a Medicare Hearing Officer's decision that we were liable for repayment of Medicare benefit overpayments of $269,120. The assessment is related to a home health business conducted by us prior to 2000 and is unrelated to our Scanner business. The overpayments were from calendar years 1994 and 1995. We appealed the Hearing Officer's decision and an Administrative Law Judge heard the appeal in January 1999 and November 1999. The Judge ruled in favor of us on certain claims and against us on others. We continue the appeal process and cannot predict the outcome, although we have reserved $100,000 to fund any repayment liability.

MANAGEMENT

        Directors and Executive Officers

        The following table sets forth information regarding our executive officers and directors:

Name	Age	Officer/Office	Director Since
Dr. Michie Proctor	70	Chairman of the Board of Directors	2003
Michael C. Boyd	63	Chief Executive Officer and Director	2001
Paul D. Wilson	48	President and Director	2001
Jack N. Brown	51	Chief Financial Officer	n/a
Paul R. Quintavalle, DPM	54	Director	2001
Brian W. Clymer	57	Director	2001

        Directors hold office for a period of one year from their election at the annual meeting of stockholders and until their successors are duly elected and qualified. Our officers are elected by, and serve at the discretion of, the Board of Directors. None of the above individuals has any family relationship with any other. The Board of Directors has no nominating or compensation committee. No director receives compensation for services as a director. The full Board of Directors acts as our Audit Committee.

Background

        The following is a summary of the business experience of each of our officers and directors:

        Dr. Michie Proctor joined us in June 2003. His business experience spans more than 40 years, during which time he has held executive officer and director positions with a number of public and private companies. These companies have included companies in the medical device industry and the nutraceutical industry. His education has been in the fields of Business, Aeronautics, Estate Planning and Theology. He has earned B.Th., M.Th., D.D. and Ph.D. degrees. In addition to his business experience, Dr. Proctor serves as the Sr. Pastor of the First Baptist Church of Southwest Broward, in Hollywood, Florida, a position he has held for more than 30 years.

        Michael C. Boyd was a business consultant from January 1998 until he joined us in October 2001. From April 1996 to January 1998, he was founder, President and a director of TeleSpectrum Worldwide, Inc., a rollup of six direct marketing companies that reached annual revenue of approximately $200 million. From 1986 to 1995, he was co-founder, President and a director of QVC Network, Inc., a cable television retailer with over 6,000 employees whose sales rose during his employment to over $1.3 billion annually. Mr. Boyd has significant experience in the direct response industry, having held senior positions at Franklin Mint and Lillian Vernon Corporation. He is a member of the governing boards of SHOP.com, TCIM Services and Smoke Stoppers, Inc. Mr. Boyd earned a Bachelor of Arts degree from the University of Delaware.

        Paul D. Wilson has been a principal of Quality Medical Instruments, Ltd., a UK-based medical consulting firm he co-founded, since 1995. Since 1999, he has also been Managing Director of Longport International, our UK-based technology marketing subsidiary. He was employed by Fulmer Research, a UK-based technology and engineering company, from 1976 to 1992 as a Division Manager. He has also been involved in the application and development of high-resolution ultrasound for over 20 years. Mr. Wilson earned a degree in Applied Physics from Thomas Valley University in the UK.

        Jack N. Brown was appointed Chief Financial Officer effective May 1, 2005. Since April 2002 Mr. Brown has served as an independent business consultant to a number of companies including the Registrant. From March 2000 to April 2002, he was Chief Financial Officer of Integra, Inc, a publicly held national provider of behavioral health and employee assistance plan services. Prior to joining Integra, Brown served six years as Chief Financial Officer of HomeCare Concepts of America, Inc., a $500 million revenue home health provider. He was Director of Tax Services for A.G. Epstein & Company and before that Treasurer of Thera-Kinetics, Inc. a nationwide distributor and manufacturer of orthopedic equipment. From 1975 to 1990, Mr. Brown was a CPA with Ernst & Young where he was last a Partner in the Entrepreneurial Services Group.

        Paul R. Quintavalle, DPM, has been engaged in the private practice of podiatric medicine for more than five years and is the Director of the West Jersey Podiatric Surgical Residency Program. He earned a DPM degree in podiatric medicine from the Pennsylvania College of Podiatric Medicine. He is a former member of the surgical faculty and board of the Temple School of Podiatric Medicine. Dr. Quintavalle is a past President of the American Board of Podiatric Surgery.

        Brian W. Clymer has been Vice President of External Affairs for Prudential Insurance Company of America since July 1997. From January 1994 until June 1997, he was the New Jersey State Treasurer, appointed by Governor Whitman and confirmed by the New Jersey Senate. Prior to his appointment as the State Treasurer, he was President and Chief Executive Officer of Railway System Design, Inc. and Vice President of Gannett Fleming, Inc., an engineering firm. He also served under President George H. W. Bush as Administrator of the Federal Transit Administration of the United States Department of Transportation. Mr. Clymer has served on numerous boards, including the New Jersey Sports and Exposition Authority, the Casino Reinvestment Development Authority, the New Jersey Performing Arts Center, the American Public Transit Association, Motor Coach Industries International and the Southeastern Pennsylvania Transportation Authority. He currently serves on the New Jersey Alliance for Action Board and the Prosperity New Jersey Board of Trustees. Mr. Clymer earned a Bachelor of Science degree in Business and Economics from Lehigh University and is a Certified Public Accountant.

Executive Compensation

        The following table discloses all compensation paid to our Chief Executive Officer and President for the years ended December 31, 2004 and 2003. No other executive officer's annual compensation exceeded $100,000 in either year.

(a) Name and Principal Position	(b) Year	(c) Salary($)	(d) Bonus($)	(e) Other Annual Compensation($)	(f) Restricted Stock Awards($)	(g) Options/ SARS(#)
Michael C. Boyd(1) Chief Executive Officer	2004 2003	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-
Paul D. Wilson President and Chief Financial Officer	2004 2003	126,819 78,560	-0- -0-	-0- -0-	-0- -0-	-0- -0-

(1)
In October 2001, we entered into a three-year employment agreement with Mr. Boyd to act as our Chief Executive Officer. Under the employment agreement, Mr. Boyd does not receive a cash salary but received 100,000 shares of our common stock and options to purchase up to 1,000,000 additional shares exercisable at $.25 per share until October 2004, which he exercised in full. Mr. Boyd's contract was extended through December 31, 2005 at the September 22, 2004 meeting of the Board of Directors. In connection with this contract extension, Mr. Boyd received options to purchase a total of 1,000,000 shares of common stock comprised of options at $.95 per share

  (250,000 shares), $1.20 per share (250,000 shares), $1.70 per share (250,000 shares) and $3.40 per share (250,000 shares). These options are immediately exercisable.

Stock Option Plan

        In November 1999 our stockholders adopted our Stock Option Plan, which provides for the grant to employees, officers, directors and consultants of options to purchase up to an aggregate of 3,000,000 shares of common stock, consisting of both "incentive stock options" within the meaning of Section 422A of the United States Internal Revenue Code of 1986 (the "Code") and "non-qualified" options. Incentive stock options are issuable only to employees, while non-qualified options may be issued to non-employee directors, consultants and others, as well as to employees. At our June 30, 2005 Annual Meeting of Shareholders an additional 3,000,000 shares were authorized for distribution under the plan.

        The Plan is administered by our board of directors, which will determine those individuals who are to receive options, the time period during which the options may be partially or fully exercised, the number of shares of common stock that may be purchased under each option, and the option price.

        The per share exercise price of the common stock subject to an incentive stock option or nonqualified option may not be less than the fair market value of the common stock on the date the option is granted. The per share exercise price of the common stock subject to a non-qualified option will be established by the board of directors. The aggregate fair market value, determined as of the date the option is granted, of the common stock that any employee may purchase in any calendar year pursuant to the exercise of incentive stock options may not exceed $1,000,000. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option to him, more than 10% of the total combined voting power of all classes of our stock is eligible to receive any incentive stock options under the Plan unless the option price is at least 110% of the fair market value of the common stock subject to the option, determined on the date of grant. Non-qualified options are not subject to this limitation.

        No incentive stock option may be transferred by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option will be exercisable only by him or her. In the event of termination of employment other than by death or disability, the optionee has three months after such termination during which he or she can exercise the option. Upon termination of employment of an optionee by reason of death or permanent total disability, his or her option remains exercisable for one year thereafter to the extent it was exercisable on the date of such termination. No similar limitation applies to non-qualified options.

        Options under the Plan must be granted within ten years from the effective date as amended of the Plan. The incentive stock options granted under the Plan cannot be exercised more than ten years from the date of grant except that incentive stock options issued to 10% or greater stockholders are limited to five year terms. All options granted under the Plan will provide for the payment of the exercise price in cash or by delivery to us of shares of common stock already owned by the optionee having a fair market value equal to the exercise price of the options being exercised, or by a combination of such methods of payment. Therefore, an optionee may be able to tender shares of common stock to purchase additional shares of common stock and may theoretically exercise all of his stock options with no additional investment other than his original shares.

        Any unexercised options that expire or that terminate upon an optionee ceasing to be an officer, director or an employee becomes available once again for issuance.

Liability and Indemnification of Officers and Directors

        Our certificate of incorporation provides that our directors will not be liable for monetary damages for breach of their fiduciary duty as directors, other than the liability of a director for:

  •
  A breach of the director's duty of loyalty to our company or our stockholders;

  •
  Acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  Willful or negligent declaration of an unlawful dividend, stock purchase or redemption; or

  •
  Transactions from which the director derived an improper personal benefit.

        Our certificate of incorporation requires us to indemnify all persons whom we may indemnify pursuant to Delaware law to the full extent permitted by Delaware law.

        In addition, our bylaws require us to indemnify our officers and directors and other persons against expenses, judgments, fines and amounts incurred or paid in settlement in connection with civil or criminal claims, actions, suits or proceedings against such persons by reason of serving or having served as officers, directors, or in other capacities, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, in a criminal action or proceeding, if he had no reasonable cause to believe that his/her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contest or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to our best interests or that he or she had reasonable cause to believe his or her conduct was unlawful. Indemnification as provided in our bylaws shall be made only as authorized in a specific case and upon a determination that the person met the applicable standards of conduct. Insofar as the limitation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling us pursuant to the foregoing, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such limitation or indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore, unenforceable.

SECURITY OWNERSHIP OF EXECUTIVE OFFICERS, DIRECTORS AND
BENEFICIAL OWNERS OF GREATER THAN 5% OF OUR COMMON STOCK

        The following table sets forth certain information with respect to the beneficial ownership of our Common Stock (and Common Stock underlying stock options exercisable within 60 days) by (i) each person who is known by us to own of record or beneficially more than 10% of our Common Stock, (ii) each of our directors and (iii) all directors and officers as a group. The persons listed in the table have sole voting and investment powers with respect to the shares of Common Stock and the address of each person is in care of us.

	Number of Shares Owned	Percent of Class
Michie and Joyce Proctor(1)	3,973,079	15.8%
Michael C. Boyd(2)	2,558,728	10.5%
Paul R. Quintavalle(3)	487,480	2.1%
Paul D. Wilson(4)	1,518,504	6.3%
Brian W. Clymer(5)	200,000.9%
Jack N. Brown (6)	305,750	1.3%
Church of Southwest Broward(7)	3,610,800	15.0%
All officers and directors as a group (six persons)	9,043,541	31.9%

(1)
Includes 200,000 common stock options acquired as one of our founders. Also includes 1,000,000 common stock options exercisable at $.25 per share which we issued to Dr. Proctor for assuming the Chairmanship of our company in 2000. Also includes 400,000 common stock options exercisable in tiers of 100,000 shares at $.90, $1.20, $1.70 and $3.40 respectively. Also includes 400,000 common stock options exercisable at $.35 per share issued at September 30, 2005 Board meeting. Dr. Proctor is also the President of the First Baptist Church of Southwest Broward, one of our principal stockholders. Dr. Proctor disclaims any ownership or control of shares owned by the Church. 1,200,000 of the above shares are being registered with this filing.

(2)
Includes 1,000,000 common stock options issued by the Company's Stock Option Plan, 26,086 convertible preferred shares and warrants to purchase 260,860 common shares at $.2875 per share both acquired in September 2005 transaction. 521,720 of the above shares are being registered with this filing

(3)
Includes 300,000 common stock options.

(4)
Includes 1,200,000 common stock options.

(5)
Includes 200,000 common stock options.

(6)
Includes 300,000 common stock options

(7)
Includes 623,913 shares of common stock and 1,401,410 warrants to purchase common stock, all of which are being registered with this filing.

SELLING STOCKHOLDERS

        The following table sets forth the names of the selling stockholders and the number of shares of our common stock beneficially owned by the selling stockholders, including shares underlying common stock purchase warrants, as of the date hereof. Each selling stockholder is offering all shares owned by him or her including shares issuable upon exercise of warrants.

        The following shares may be offered from time to time by the selling stockholders named below who are not obligated to sell any of their shares of common stock. Since the selling stockholders may sell all or part of the shares of common stock offered in this prospectus, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon termination of this offering.

        Footnotes indicate those selling stockholders who are officers, directors or 5% or greater stockholders of our company. The address of each selling stockholder is in care of our company at 2 Braxton Way, Suite 111, Glen Mills, PA, 19342.

Name of Beneficial Owner	Shares Owned Prior to Offering	Percent Owned Prior to Offering	Shares Being Offered	Shares Owned After Offering
David Chan and Jeannie Park	725,400	3.1%	725,400	0
Dodd Farber	30,000	* %	30,000	0
Jeffrey J. Hoffman	60,000	* %	60,000	0
Kensington Partners, LP	938,805	4.0%	938,805	0
ProMed Offshore Fund, Ltd.	266,774	1.2%	266,774	0
ProMed Partners II, L.P.	408,972	1.8%	408,972	0
Stanton F. Weissenborn	141,000	* %	141,000	0
Brian F. K. and Valerie M. Colburn	18,000	* %	18,000	0
Guerrilla Partners, LP	3,386,406	13.8%	3,386,406	0
Bald Eagle Fund, Ltd.	48,375	* %	48,375	0
Odin Partners LP	351,000	1.5%	351,000	0
ProMed Partners, L.P.	1,681,774	7.1%	1,681,774	0
Marcia and Richard Scheiner	45,000	* %	45,000	0
Joslynda Capital LLC	582,800	2.5%	582,800	0
Michie and Joyce Proctor(a)	3,973,079	15.8%	1,000,000	2,973,079
Church of Southwest Broward	3,610,800	14.4%	2,025,323	1,585,477
Richard Morrison Trust	869,560	3.7%	869,560	0
Stuart Piltch	434,780	1.9%	434,780	0
Richard Piltch	434,780	1.9%	434,780	0
ProMed Offshore Fund II, Ltd.	3,000,580	12.2%	3,000,580	0
Michael C. Boyd(b)	2,558,728	10.5%	521,720	2,037,008

	23,566,613		16,971,049	6,595,564

(a)
Michie Proctor is the Chairman of Longport, Inc.

(b)
Michael C. Boyd is the Chief Executive Officer of Longport, Inc.

*
Less than 1%

Information Regarding the Selling Stockholders

        The shares of our common stock which the selling stockholders or their pledgees, donees, transferees or other successors in interest are offering for resale will be sold from time to time in one or more of the following transactions:

  •
  Block transactions;

  •
  Transactions on the Bulletin Board or on such other market on which our common stock may from time to time be trading;

  •
  Privately negotiated transactions;

  •
  Through the writing of options on the shares;

  •
  Short sales; or

  •
  Any combination of these transactions

        The sale price to the public in these transactions may be:

  •
  The market price prevailing at the time of sale;

  •
  A price related to the prevailing market price;

  •
  Negotiated prices; or

  •
  Such other price as the selling stockholders determine from time to time.

        In the event that we permit or cause this prospectus to lapse, the selling stockholders may sell shares of our common stock pursuant to Rule 144 under the Securities Act of 1933. The selling stockholders will have the sole and absolute discretion not to accept any purchase offer or make any sale of these shares of our common stock if they deem the purchase price to be unsatisfactory at any particular time.

        The selling stockholders or their pledges, donees, transferees or other successors in interest, may also sell these shares of our common stock directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of these shares of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both. As to a particular broker-dealer, this compensation might be in excess of customary commissions. Market makers and block purchasers purchasing these shares of our common stock will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of our common stock in block transactions to market makers or other purchasers at a price per share which may be below the prevailing market price of our common stock. There can be no assurance that all or any of these shares of our common stock offered hereby will be issued to, or sold by, the selling stockholders. Upon effecting the sale of any of these shares of our common stock offered under this prospectus, the selling stockholders and any brokers, dealers or agents, hereby, are "underwriters" as that term is defined under the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

        Alternatively, the selling stockholders may sell all or any part of the shares of our common stock offered hereby through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into an agreement or agreements with an underwriter, then the relevant details will be set forth in a supplement or revision to this prospectus.

        The selling stockholders and any other persons participating in the sale or distribution of these shares of our common stock will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of these shares of our common stock by, the selling stockholders. Furthermore, pursuant to Regulation M, a person engaged in a distribution of our securities is prohibited from bidding for, purchasing, or attempting to induce any person to bid for or purchase our securities for a period beginning five business days prior to the date of this prospectus until such person is no longer a selling stockholder. These regulations may affect the marketability of these shares of our common stock.

        We will pay substantially all of the expenses incident to the registration and offering of our common stock, other than commissions or discounts of underwriters, broker-dealers or agents.

RELATED PARTY AND OTHER MATERIAL TRANSACTIONS

        In May 2005, we entered into a short-term note with Michael C. Boyd. The amount borrowed, $60,000, together with interest computed at 6% per annum was due on September 30, 2005. Interest expense of $300 was recorded during the three and six months ended June 30, 2005. Mr. Boyd forgave this note in exchange for 26,087 convertible preferred shares and warrants to purchase 260,870 common shares at $.2875 per share on September 30, 2005.

        In June 2005, we entered into a short-term note with the Church of Southwest Broward. The amount borrowed, $100,000, together with interest computed at 12% per annum is due on May 26, 2006. As further consideration for this loan, we issued a warrant to purchase 100,000 shares of the our common stock at $.40 per share. This warrant expires on June 1, 2010. There is no prepayment penalty in the event the note is paid prior to its date of maturity. Furthermore, the amount of shares available to be purchased pursuant to the warrant will be reduced on a pro-rata basis in the event of any early payments. The value of any warrants earned during the period has been treated as interest expense. Total interest recorded during the six months ended June 30, 2005 is $3,599. This note was forgiven in October 2005 in exchange for 623,913 common shares and 62,391 Class E warrants. Each warrant entitles the Church to purchase ten shares of our common stock for $.2875 per share.

        In March of 2003, we entered into a loan agreement with the Church of Southwest Broward, a principal stockholder and an affiliated party by virtue of the fact that Michie Proctor, our Chairman, is the Sr. Pastor of the Church. Under the terms of the agreement, the Church loaned us $200,000 to be paid in full within sixteen months of the date of the loan agreement. The payment terms are that for each of forty scanners sold over the sixteen-month period following the date of the loan agreement, we will pay $6,250, until a total of $250,000 has been paid. The loan agreement further stipulates that a non- performance penalty will be assessed in the event that we are unable to repay the loan under the terms set forth above. The penalty is the issuance of 1,800,000 shares of restricted common stock to the Church, in addition to full payment. In connection with the issuance of the debt, we issued 200,000 shares of our restricted common stock on the date of the loan agreement to the Church. The note is collateralized by all of our assets. This note was satisfied in full in May 2004.

        In October of 2003, we entered into another loan agreement with the Church whereby we borrowed $240,000 for the production of twenty of our scanners for subsequent resale. The terms of the loan agreement are such that for each scanner sold, we will pay $12,000 plus 50% of the difference between the per-unit sales price and $12,000, the latter representing an interest payment. In connection with the loan, we issued 1,000,000 warrants for the purchase of an equal number of shares of our restricted common stock at $0.60 per share for a period of five years from the date of issuance. We determined the fair value of the warrants and the debt independently and recorded a discount on the note payable, which is being accreted to the value of the debt based on each scanner sold, which approximates the effective interest rate. All 1,000,000 warrants were outstanding as of December 31, 2004. This note was satisfied in full in October 2004.

        In May of 2003, we entered into an agreement with Dr. Michie Proctor in which we agreed to grant to Dr. Proctor 1,000,000 options exercisable at $.25 per share upon his agreement to act as our Chairman. We recorded stock option compensation expense related to these options of $155,736. In September 2004, Dr. Proctor was granted an additional 400,000 options exercisable in equal tiers of 100,000 each at $.95, $1.20, $1.70 and $3.40.

        We had a consulting agreement with Wound Healing Systems, Inc, Inc., a company owned and controlled by James R. McGonigle, our former Chairman, pursuant to which Wound Healing Systems, Inc. provided services to us for an agreed upon monthly fee. The consulting fee was $5,000 monthly and ended in June 2004.

        We incurred $46,500 of consulting services in 2004 provided by one of our Directors, Dr. Paul R. Quintavalle, of which $9,000 was owed to that individual at December 31, 2004.

DESCRIPTION OF CAPITAL STOCK

General

        We are authorized to issue 50,000,000 shares of common stock, $.001 par value per share, and 1,000,000 shares of preferred stock, $.001 par value per share.

Common Stock

        As of the date hereof, there are 23,083,368 shares of common stock outstanding. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. There is no right to accumulate votes in the election of directors. The holders of common stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available therefore subject to the prior rights of holders of preferred stock and any contractual restrictions we have against the payment of dividends on common stock. In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

        Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities. All of the outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

        Shares of preferred stock may be issued from time to time in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our Board of Directors. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by stockholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock.

        On September 30, 2005, we issued 552,145 shares of Series A Preferred stock (together with 552,145 Class E Warrants for the purchase of the our common stock; together a "unit") for $2.30 per unit. Our preferred stock has the following primary characteristics:

  (i)
  Each one share of Series A Preferred Stock (par value $0.001 per share) is convertible at any time by the holder into ten shares of our common stock;

  (ii)
  We may require mandatory conversion upon (a) the registration of the shares of the common stock underlying the Series A Preferred Stock, unless such conversion will result in the holder of the warrant owning or controlling more than 4.95% of our outstanding securities, or (b) the closing of a merger with a non-affiliated entity;

  (iii)
  Holders of preferred shares receive voting rights equivalent to the shares respective underlying common shares;

  (iv)
  The holders of Preferred Shares shall not be entitled to receive dividends or other distributions.

Convertible Preferred Stock and Common Stock Purchase Warrants Held by the Selling Stockholders

        In connection with a private placement of our securities in July 2004, we issued an aggregate of 3,529,412 common stock purchase warrants. An aggregate 1,764,706 Class A warrants are exercisable at

$1.20 per share; 882,353 Class B warrants are exercisable at $1.70 per share; and 882,353 Class C warrants are exercisable at $3.40 per share. These warrants expire in July 2006.

        In connection with a private placement of our securities in September 2005, we issued 552,145 shares of Series A Convertible Preferred Stock and 552,145 Class E Warrants (together "units") for $2.30 per unit. In addition, Class A, B and C Warrants (issued in July 2004) were accepted as partial payment for these units. Each of these preferred shares may be converted (at the holders option) into 10 shares of the our common stock. We have the right to call for the mandatory conversion of the preferred shares upon registration of the underlying common stock which totals 5,521,450 shares. The holder of a Class E warrant may purchase ten shares of our common stock for $.2875 per share thus allowing for the issuance of 5,521,450 common shares. These warrants expire in September 2010. We do not possess the right to call for the conversion of Preferred Stock or the exercise of common stock warrants for shareholders who would own greater than 4.95% of our common stock if such conversion or exercise were enacted.

        In a separate transaction in October 2005, we sold 62,391 units of securities at $2.30 per unit to the Church of Southwest Broward. Each unit consisted of ten common shares and one Class E warrant. Each warrant entitled the holder to purchase ten shares of common stock for $.2875 per share.

        As provided by their subscription agreement, all of the shares underlying the remaining Class A, B and C warrants are being registered by this prospectus. In addition, this prospectus is registering all of the shares underlying the Series A Preferred Stock and the Class E Warrants. In addition, shares are being registered with respect to 2,000,000 stock options and warrants (1,000,000 options exercisable by Dr. Proctor at $.25 per share and 1,000,000 warrants exercisable at $.60 per share by the Church of Southwest Broward).

Dividends

        We do not intend to pay dividends on our capital stock in the foreseeable future.

Transfer Agent

        Corporate Stock Transfer, Inc., Denver, Colorado is our transfer agent.

SHARES ELIGIBLE FOR FUTURE SALE

        All of our outstanding shares are free trading except the 2,438,619 shares we are registering under this prospectus.

EXPERTS

        Our financial statements included in this prospectus as of and for the years ended December 31, 2004 and 2003, have been included in reliance on the reports of Mayer Hoffman McCann P.C., Independent Registered Public Accounting Firm, given on the authority of this firm as experts in accounting and auditing in issuing such reports.

LEGAL MATTERS

        The validity of our common stock offered hereby will be passed upon for us by the law office of Gary A. Agron, Greenwood Village, Colorado.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form SB-2 under the Securities Act of 1933 with respect to our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to Longport, Inc. and our common stock offered hereby, reference is made to the registration statement and the exhibits filed as part of the registration statement. Following the effective date of the prospectus, we will be required to file periodic reports with the Securities and Exchange Commission, including quarterly reports, annual reports which include our audited financial statements and proxy statements. The registration statement, including exhibits thereto, and all of our periodic reports may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549, after payment of fees prescribed by the Securities and Exchange Commission. You may obtain additional information regarding the operation of the Public Reference Section by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a Web site which provides on-line access to reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at the address: http://www.sec.gov.

LONGPORT, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements	F-1
Independent Auditors' Report	F-2
Consolidated Balance Sheets as of June 30, 2005 (Unaudited) and December 31, 2004	F-3
Consolidated Statements of Operations for the six months ended June 30, 2005 and 2004 (Unaudited) and for the years ended December 31, 2004 and 2003	F-5
Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the six months ended June 30, 2005 (Unaudited) and for the years ended December 31, 2004 and 2003	F-6
Consolidated Statements of Cash Flows for the six months ended June 30, 2005 and 2004 (Unaudited) and for the years ended December 31, 2004 and 2003	F-7
Notes To Consolidated Financial Statements	F-8

INDEPENDENT AUDITORS' REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Longport, Inc.

        We have audited the accompanying consolidated balance sheet of Longport, Inc. and Subsidiaries as of December 31, 2004 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Longport, Inc. and Subsidiaries as of December 31, 2004, and the results of its operations and its cash flows for each for each of the years ended December 31, 2004 and 2003, in conformity with U.S. generally accepted accounting principles.

        The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $633,532 and $927,962 during the years ended December 31, 2004 and 2003, respectively. As discussed in Note 1 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Plymouth Meeting, Pennsylvania

January 26, 2005, except for Note 13,

as to which the date is November 11, 2005

Longport, Inc. and Subsidiaries

Consolidated Balance Sheets

	June 30, 2005	December 31, 2004
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$88,913	$938,822
Accounts receivable:
Trade, net of allowance for doubtful accounts of $35,000 and $50,000 respectively	165,288	500,000
Inventories	961,973	779,843
Marketable securities available for sale	—	16,471
Deposits and other current assets	72,920	210,290

Total Current Assets	1,289,094	2,445,426

Property and Equipment, at cost:
Medical equipment	109,124	36,449
Production equipment	34,065	216,611
Computer equipment	76,925	79,424
Office furniture and equipment	123,864	121,490

	343,978	453,974
Less accumulated depreciation	(59,359)	(213,781)

Net Property and Equipment	284,619	240,193

Other Assets:
Deposits	11,437	11,437

Total Assets	$1,585,150	$2,697,056

The accompanying notes are an integral part of these consolidated financial statements.

Longport, Inc. and Subsidiaries

Consolidated Balance Sheet

	June 30, 2005	December 31, 2004
	(Unaudited)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts Payable—Trade	$304,057	$282,075
Accrued salaries and fees—Related Party	50,614	9,000
Accrued expenses	238,894	180,232
Customer deposits	350,000	850,000
Short term loans—Officers and Shareholders	160,000	—
Accrued Medicare obligation	100,000	100,000
Deferred revenue	—	371,876

Total Current Liabilities	1,203,565	1,793,183

Commitments and Contingencies
Stockholders' Equity:
Preferred stock: $.001 par value, 1,000,000 shares authorized none issued or outstanding	—	—
Common stock: $.001 par value, 50,000,000 shares authorized 23,083,368 issued and outstanding	23,084	23,084
Paid in capital	10,913,300	10,874,100
Accumulated deficit	(10,531,366)	(9,976,832)
Accumulated other comprehensive loss	(23,433)	(16,479)

Total Stockholders' Equity	381,585	903,873

Total Liabilities and Stockholders' Equity	$1,585,150	$2,697,056

The accompanying notes are an integral part of these consolidated financial statements.

Longport, Inc. and Subsidiaries

Consolidated Statements of Operations

	Six Months Ended June 30,		Year ended December 31,
	2005	2004	2004	2003
	(Unaudited)
Net Revenues:
Scanner sales—new units	$179,017	$285,480	$2,148,380	$251,000
Scanner sales—used units	—	140,000	140,000	—
Scanner rentals	20,700	3,000	8,000	1,750
Contract revenue	—	—	—	247,681
Other, principally sale of distribution rights	377,164	72,624	161,297	48

Total Revenues	576,881	501,104	2,457,677	500,479

Operating Expenses:
Cost of sales—new units	101,963	166,924	1,104,822	225,066
Cost of sales—used units	—	—	—	—
General and administrative	1,000,668	595,479	1,475,102	719,412
Stock compensation expense	—	4,500	7,800	158,286
Research and development expense	71,413	70,692	157,852	269,461

Total Operating Expenses	1,174,044	837,595	2,745,576	1,372,225

Operating Income (Loss)	(597,163)	(336,491)	(287,899)	(871,746)

Other Income (Expense):
Interest income	149	—	—	80,679
Gain on sale of marketable securities	26,379	—	—	—
Bad debt recovery	20,000	—	—	—
Interest expense	(3,899)	(141,375)	(177,573)	(129,826)
Impairment loss	—	(164,707)	(164,707)	—
Other expense	—	(33,969)	(3,353)	—

Total Other Income (Expense)	42,629	(340,051)	(345,633)	(49,147)

Income (Loss) Before Provision for Income Taxes	(554,534)	(676,542)	(633,532)	(920,893)
Provision for income taxes	—	5,038	—	7,069

Net Income (Loss)	$(554,534)	$(681,580)	$(633,532)	$(927,962)

Net Income (Loss) Per Basic and Diluted Share of Common Stock	$(0.02)	$(0.03)	$(0.03)	$(0.05)
Weighted Average Number of Basic and Diluted Common Shares Outstanding	23,083,368	20,865,670	21,744,399	20,612,560

The accompanying notes are an integral part of these consolidated financial statements.

Longport, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity (Deficit)

	Common Stock						Accumulated Other Comprehensive Income (Loss)
			Paid In Capital	Current Years Comprehensive Income (Loss)	Accumulated Deficit	Unearned Compensation
	Shares	Amount
Year Ended December 31, 2003:
Balance at December 31, 2002	20,320,670	$20,321	$9,019,223		$(8,415,338)	$(16,500)	$(224,680)
Issuance of common stock upon exercise of stock options	40,000	40	9,960
Issuance of common stock for services	15,000	15	2,535
Issuance of common stock in connection with sale of scanners	240,000	240	35,760
Issuance of common stock in connection with a loan	200,000	200	55,800
Sale of common stock	50,000	50	29,950
Issuance of stock options for services			155,736
Issuance of warrants in connection with a loan			96,524
Amortization of unearned compensation						9,000
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities				$11,765			11,765
Translation adjustment				(968)			(968)
Net loss				(927,962)	(927,962)

Total Comprehensive Income (Loss)				$(917,165)

Balance at December 31, 2003	20,865,670	$20,866	$9,405,488		$(9,343,300)	$(7,500)	$(213,883)

Year Ended December 31, 2004:
Balance at December 31, 2003	20,865,670	$20,866	$9,405,488		$(9,343,300)	$(7,500)	$(213,883)
Issuance of common stock upon exercise of stock options	520,000	520	159,480
Issuance of common stock for prior services	10,000	10	7,790
Repurchase of common stock	(127,008)	(127)	(159,871)
Sale of common stock	1,814,706	1,815	1,461,213
Amortization of unearned compensation						7,500
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities				$(18,822)			(18,822)
Impairment of marketable securities recognized				164,707			164,707
Translation adjustment				51,519			51,519
Net loss				(633,532)	(633,532)

Total Comprehensive Income (Loss)				$(436,128)

Balance at December 31, 2004	23,083,368	$23,084	$10,874,100		$(9,976,832)	$—	$(16,479)

Six months ended June 30, 2005:
Balance at December 31, 2004	23,083,368	$23,084	$10,874,100		$(9,976,832)	$—	$(16,479)
Warrants issued to consultants (unaudited)			39,200
Other comprehensive income (loss), net of tax (unaudited):
Recognition of unrealized (gain) loss on sale of securities (unaudited)				$(35,296)			(35,296)
Translation adjustment (unaudited)				28,342			28,342
Net loss (unaudited)				(554,534)	(554,534)

Total Comprehensive Income (Loss) (unaudited)				$(561,488)

Balance at June 30, 2005 (unaudited)	23,083,368	$23,084	$10,913,300		$(10,531,366)	$—	$(23,433)

The accompanying notes are an integral part of these consolidated financial statements.

Longport, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Six Months Ended June 30, (Unaudited)		Years Ended December 31,
	2005	2004	2004	2003
Cash Flows From Operating Activities:
Net income (loss)	$(554,534)	$(681,580)	$(633,532)	$(927,962)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	49,082	141,285	114,310	262,863
Common stock issued in connection with sale of scanners	—	—	—	36,000
Common stock and stock options issued for services	39,200	—	7,800	158,286
Gain on sale of marketable securities	(26,379)	—	—	—
Common stock issued for interest expense	—	—	—	56,000
(Gain) or loss on sale of property and equipment	—	—	3,353	(24,293)
Impairment loss	—	164,707	164,707	—
Changes in assets and liabilities:
Accounts receivable—trade	334,712	(104,773)	(497,087)	35,913
Marketable securities available for sale	—	—	4,706	—
Deposits and other current assets	137,370	(147,194)	(90,558)	(119,732)
Inventories	(182,130)	(177,372)	(575,416)	200,830
Accounts payable and accrued expenses	122,258	240,055	181,910	(62,163)
Deferred revenue	(371,876)	459,376	371,876	—
Customer deposits	(500,000)	646,000	805,600	44,400

Net Cash Provided (Used) By Operating Activities	(952,297)	540,504	(142,331)	(339,858)

Cash Flows From Investing Activities:
Proceeds from sale of marketable securities	61,672	—	—	—
Proceeds from sale of property and equipment	—	—	—	30,000
Long term deposits	—	—	(8,276)	—
Capital expenditures	(109,997)	(78,010)	(261,906)	(14,150)

Net Cash Provided (Used) By Investing Activities	(48,325)	(78,010)	(270,182)	15,850

Cash Flows From Financing Activities:
Proceeds from notes payable—related entity	160,000	—	—	440,000
Issuance of common stock net of related expenses	—	—	1,463,028	40,000
Payments on notes payable—related entity	—	(165,000)	(307,607)	(60,000)

Net Cash Provided (Used) By Financing Activities	160,000	(165,000)	1,155,421	420,000

Effect of exchange rate changes on cash and cash equivalents	(9,287)	(25,804)	40,200	(968)

Net Increase (Decrease) in Cash and Cash Equivalents	(849,909)	271,690	783,108	95,024
Cash and Cash Equivalents at Beginning of Year	938,822	155,714	155,714	60,690

Cash and Cash Equivalents at End of Year	$88,913	$427,404	$938,822	$155,714

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest	$—	$10,000	$154,016	$15,000
Income taxes	—	—	—	7,069
Supplemental Disclosure of Noncash Investing and Financing Activities:
Unrealized gain (loss) on marketable securities	(35,296)	16,374	(18,822)	11,765
Warrants issued in connection with issuance of debt	2,548	—	—	(96,524)
Investment impairment loss	—	(164,707)	(164,707)	—
Amortization of unearned compensation	—	4,500	7,500	9,000

The accompanying notes are an integral part of these consolidated financial statements.

LONGPORT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Description of Business

        Longport, Inc. (the "Company") was incorporated January 22, 1993 and initially marketed and distributed wound care products. In 1995, the Company began managing wound-healing centers under management services contracts and ceased operations under such contracts in early 2003. The Company has developed a soft tissue ultrasound scanner (the "Scanner") that is used in numerous wound care and other medical applications.

Basis of Presentation

        The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, and to increase sales to a level where the Company becomes consistently profitable. Additionally, the Company has in the past experienced extreme cash liquidity shortfalls from operations.

        The Company's continued existence is dependent upon its ability to achieve its operating plan. Management's plan includes the following:

  •
  Efficient production and delivery of the Company's product pursuant to existing sales orders.

  •
  Sponsorship of research studies that further substantiate the efficacy of the Company's product and service.

  •
  Continued expansion of the Company's product into additional market sectors and geographic territories via the execution of additional long-term sales and licensing agreements.

  •
  Further development of the Company's technology resulting in additional marketable products and services.

  •
  Obtaining additional equity capital through the sale of common and or preferred stock as well as through the potential exercise of outstanding common stock purchase warrants and options.

        If management cannot achieve its operating plan because of sales shortfalls or other unfavorable events, the Company may find it necessary to dispose of assets, or undertake other actions as may be appropriate.

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

        For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Accounts Receivable

        The Company grants credit to all qualified customers. Accounts receivable are carried at cost less an allowance for doubtful accounts, if an allowance is deemed necessary. The Company does not accrue finance or interest charges. On a periodic basis, the Company evaluates its accounts receivable and determines the requirement for an allowance for doubtful accounts, based on history of past write-offs, collections and current credit conditions. A receivable is written off when it is determined that all collection efforts have been exhausted.

Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out pricing method. Inventories consist of $561,409 of finished goods and $218,434 of work in process at December 31, 2004.

Comprehensive Income

        Comprehensive income consists of net income (loss) and other gains and losses affecting stockholders' equity that, under accounting principles generally accepted in the United States of America are excluded from net income (loss). Such items consist primarily of unrealized gains and losses on marketable equity securities and foreign translation gains and losses.

Marketable Securities

        Marketable securities consist of common stock. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. All marketable securities are defined as trading securities or available-for-sale securities under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

        Management determines the appropriate classification of its investments in marketable securities at the time of each purchase and re-evaluates such determination at each balance sheet date. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and unrealized holding gains and losses are included in earnings. Debt securities for which the Company does not have the intent or ability to hold to maturity and equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The cost of investments sold is determined on the specific identification or the first-in, first-out method.

Property and Equipment

        Depreciation of the primary asset classifications is calculated based on the following estimated useful lives using the straight-line method.

Classification	Useful Life In Years
Medical equipment	3-5
Production equipment	5
Computer equipment	3-5
Office furniture and equipment	4-7

        Depreciation of property and equipment charged to operations is $114,310 and $262,863 for the years ended December 31, 2004 and 2003, respectively.

Unearned Compensation

        The Company issued shares of restricted common stock to certain officers of the Company in connection with their employment agreements. The common stock was issued as compensation for future services to be performed over the three year term of the employment agreements. The fair value of the shares issued has been recorded as unearned compensation and is shown as a separate component of stockholders' equity. Unearned compensation is amortized to expense over the life of the employment agreements.

Revenue Recognition

        The Company recognizes revenue from product sales when earned, that is, when the risks and rewards of ownership have transferred to the customer, which is considered to have occurred upon shipment of the finished product. Sales incentives and returns are estimated and recognized at the date of shipment based upon historical activity and current agreements with customers. The Company evaluates these estimates on a regular basis and revises them as necessary.

        The Company recognizes revenue from the sale of product distribution rights over the length of period for which the rights are conveyed.

Contract Revenue

        The Company was a subcontractor to a grant between Lackawanna Junior College and the Pennsylvania Department of Health to perform certain research services for a cancer assessment system. The grant was entered into in June 2002 and covered the period from July 1, 2001 through June 30, 2003. The total grant was for $500,000 and the Company's portion was approximately $475,000 and was recognized as income as the services were performed and billed to Lackawanna Junior College. Contract revenue and the related research and development costs recognized during the year ended December 31, 2003 was $247,681 and $228,055, respectively.

Research and Development

        Research and development costs are expensed as incurred. Research and development costs were $157,852 for the year ended December 31, 2004 and $269,461 (expended principally with respect to a contract with Pennsylvania Department of Health) for the year ended December 31, 2003.

Stock-Based Compensation

        The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation". The Company will continue to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for options granted to non-employees. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under its stock-based compensation plans consistent with the methodology prescribed by SFAS No. 123, the Company's net loss and loss per share would be adjusted as follows:

	Year ended December 31,		Six months ended June 30, (Unaudited)
	2004	2003	2005	2004
Net income (loss), as reported	$(633,532)	$(927,962)	$(554,534)	$(681,580)
Less stock based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	193,525	34,510	217,324	—

Pro forma net income (loss)	$(837,057)	$(962,472)	$(771,858)	$(681,580)

Net income (loss) per basic and diluted share of common stock:
As reported—Basic and diluted	$(.03)	$(.05)	$(.02)	$(.03)
Pro forma—Basic and diluted	$(.04)	$(.05)	$(.03)	$(.03)

        The Company granted stock options of 3,935,000 during 2004 of which 935,000 are contingent upon the approval of the Company's shareholders. The Company did not grant any employee stock options during 2003.

Long-Lived Assets

        When facts and circumstances indicate that the cost of long-lived assets may be impaired, an evaluation of the recoverability is performed by comparing the carrying value of the assets to the estimated undiscounted future cash flows.

        Upon indication that the carrying value of such assets may not be recoverable, the Company recognizes an impairment loss by a charge against current operations. If there is an impairment, an impairment charge would be determined by comparing the carrying amount of the assets to the applicable estimated future cash flows, discounted at a risk-adjusted rate or market appraisals. In addition, the remaining amortization period for the impaired asset would be reassessed and revised if necessary.

        During 2004 the Company retired its fleet of first generation Scanners which were fully depreciated.

Shipping and Handling Costs

        The Company includes shipping and handling costs in cost of sales.

Rent Expense

        During 2004, the Company moved office locations and entered into a new lease for the office space beginning in mid-November. The new lease contains escalating rent payments over the term of five years. In accordance with U.S. generally accepted accounting principles, the Company will recognize rent expense on a straight-line basis over the five year term of the lease.

Foreign Currency Translation

        The Company's international operations use their local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expense accounts at the average exchange rates during the year. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss).

Income Taxes

        Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities using enacted tax laws and rates for the years when the differences are expected to reverse.

Net Income (Loss) Per Basic and Diluted Share of Common Stock

        Basic earnings per share is calculated by dividing net income (loss) for the year by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income (loss) for the year by the weighted average number of common shares outstanding during the period, increased by the dilutive potential common shares ("dilutive securities") that were outstanding during the period. Dilutive securities include outstanding stock options and warrants. Dilutive securities relating to stock options and warrants are included in the calculation of diluted earnings per share using the treasury stock method. A reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations for the years ended December 31, 2004 and 2003 is presented in Note 5.

Estimates

        The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards

        In April 2003, the FASB issued SFAS No.149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No.133. The Statement is effective (with certain exceptions) for contracts entered into or modified after June 30, 2003. The adoption of this Statement had no effect on the Company's financial position or results of operations.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 on July 1, 2003 had no effect on the Company's financial position or results of operations.

        In December 2003, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition. SAB No. 104 revises or rescinds portions of the interpretive guidance related to revenue recognition included in Topic 13 of the codification of the staff accounting bulletins. SAB No. 104 became effective when issued, and adoption by the Company did not have a material impact on its financial position or results of operations.

        In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities which was subsequently amended in December 2003 and Accounting Research Bulletin ("ARB") No. 51, Consolidated Financial Statements was issued. In general a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. Special provisions apply to enterprises that have fully or partially applied Interpretation 46 ("Interpretation") prior to issuance of this Interpretation. Otherwise, application of this Interpretation is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by small business issuers, to entities other than special-purpose entities and by nonpublic entities and all other types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying this Interpretation. The adoption of the Interpretation did not have any impact on the Company's financial statements.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB 43 previously stated that "…under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be so abnormal as to require treatment as current period charges…". This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The provisions of this Statement shall be applied prospectively. The Company has not yet evaluated the impact of the adoption of SFAS No. 151 and has not determined the impact on the Company's financial position or results of operations.

        In December 2004, the FASB issued SFAS No. 153, Exchange of Nonmonetary Assets, which amended APB Opinion No. 29, Accounting for Nonmonetary Transactions. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. The provisions of this Statement shall be applied prospectively. The Company has not yet evaluated the impact of the adoption of SFAS No. 153 and has not determined the impact on the Company's financial position or results of operations.

        In December 2004, the FASB issued SFAS No.123 (revised 2004), Share-Based Payment. Statement 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based upon the fair value of the equity or liability instruments issued. Statement 123 (R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities that file as small business issuers will be required to apply Statement 123(R) as of the first interim or annual reporting period that begins after December 15, 2005. The Company has not yet evaluated the impact of the adoption of SFAS 123(R) and has not determined the impact on the Company's financial position or results of operations.

2. Marketable Securities

        Marketable securities are carried on the balance sheet at their market value.

	Cost	Unrealized Gain (Loss)	Market Value
As of December 31, 2004:
Available-for-sale securities:
Equity securities	$35,293	$(18,822)	$16,471

        During 2004 the Company recognized an impairment loss of $164,707 associated with an investment in marketable securities that was initiated in 2000.

3. Exclusive Distributor Rights and Purchase Agreement

        On February 12, 2004, the Company signed a distribution agreement with U.S. Medical Systems, Inc, to sell its Scanner through U.S. Medical Systems Inc.'s distribution network. The contract provides for U.S. Medical Systems, Inc. to purchase 300 LDS units in the first year, 600 LDS units in year two, and 1,000 LDS units in year three.

        An initial order, with a $500,000 deposit, was received in February 2004 for the first 100 Scanners. Delivery of such units commenced in August 2004. The deposit is included in customer deposits in the accompanying financial statements at December 31, 2004.

        The Company also received a payment of $525,000 in March 2004 from U.S. Medical Systems, Inc. to convert the above mentioned distribution agreement between the two companies for the Scanner into a three year exclusive arrangement in the wound care market. This amount is being recognized over the three year period of the contract and income of $153,124 was recorded for the year ended December 31, 2004. The amount remaining to be recognized of $371,876 is presented as deferred revenue on the accompanying December 31, 2004 balance sheet.

        This exclusive distribution agreement was terminated in March 2005. See Footnote 13 for additional information with respect to the termination.

4. Income Taxes

        The components of the provision for income taxes are as follows:

	Year ended December 31,
	2004	2003
Current:
Federal	$—	$—
State	—	7,609

Total	—	7,609

Deferred:
Federal	—	—
State	—	—

Total	—	—

Total Provision For Income Taxes	$—	$7,609

        The provision (benefit) for income taxes reconciles to the amount computed by applying the federal statutory rate to income before the provision (benefit) for income taxes as follows:

	Year ended December 31,
	2004	2003
Federal statutory rate	(34)%	(34)%
State income taxes, net of federal benefits	(6)	(6)
Valuation allowance	40	40

Total	—%	—%

        Significant components of deferred income taxes as of December 31, 2004 are as follows:

Net operating loss carryover	$3,381,000
Accounts Receivable	20,000
Property and equipment	50,000
Intangible assets	20,000
Other	1,000

Total Deferred Tax Asset	3,472,000

Stock option compensation	(66,000)

Total Deferred Tax Liability	(66,000)

Less valuation allowance	(3,406,000)

Net Deferred Tax Asset	$—

        The Company has assessed its past earnings history and trends, sales backlog, budgeted sales, and expiration dates of carryforwards and has determined that it is more likely than not that no deferred tax assets will be realized. The valuation allowance of $3,406,000 is maintained on deferred tax assets which the Company has not determined to be more likely than not realizable at this time. The net change in the valuation allowance for deferred tax assets was an increase of $130,000. The Company will continue to review this valuation on a quarterly basis and make adjustments as appropriate.

        At December 31, 2004, the Company had federal and state net operating loss carryforwards of approximately $8,634,000 and $6,750,000, respectively. Such carryforwards expire in the years 2008 through 2025 and 2006 through 2024 for federal and state purposes, respectively.

5. Net Income (Loss) Per Share of Common Stock

        The schedule below summarizes the elements included in the calculation of basic and diluted net income (loss) per share for the years ended December 31, 2004 and 2003. For the years ended December 2004 and 2003 options and warrants to purchase 10,750,126 and 3,755,714 common shares, respectively, were excluded from the calculations of diluted net (loss) per share, as their effect would have been antidilutive.

	Year ended December 31,		Six months ended June 30, (Unaudited)
	2004	2003	2005	2004
Net income (loss)	$(633,532)	$(927,962)	$(554,534)	$(681,580)

Weighted-average common shares outstanding:
Weighted average common shares outstanding—Basic and Diluted	21,744,399	20,612,560	23,083,368	20,865,670

Net income (loss) per share of common stock—Basic and Diluted	$(.03)	$(.05)	$(.02)	$(.03)

6. Issuance of Common Stock, Warrants and Stock Options

Common Stock Issuance

        On July 26, 2004 the Company closed a private placement transaction wherein it sold 1,764,706 shares of restricted common stock to certain investors in exchange for $1,500,000. In addition, warrants to purchase an additional 1,764,706, 882,353 and 882,353 shares of restricted common stock for $1.20, $1.70 and $3.40 per share respectively were issued along with the common stock. These warrants expire on July 25, 2006. An additional 50,000 shares were issued to one of the investors for consulting services associated with the transaction.

Other Warrants

        In November 1993, the Company sold 1,185,714 "Units" consisting of one share of the Company's common stock and one common stock purchase warrant for $.35 per unit. The Warrants entitle the holder to purchase one share of the Company's common stock for $1.00 at anytime until June 30, 2006. All 1,185,714 warrants are outstanding as of December 31, 2004.

        In June 2003 the Company sold 50,000 Units of the Company's securities. Each unit consists of one share of the Company's common stock and one common stock purchase warrant for $.60 per unit. The Warrants entitle the holder to purchase one share of the Company's common stock for $.60 for a period of five years from the date of the Units. All 50,000 warrants are outstanding as of December 31, 2004.

        In October of 2003, the Company issued 1,000,000 warrants in connection with a note agreement described in Note 9. The warrants are exercisable into an equal number of shares of the Company's common stock, at a price of $.60 per share, and are exercisable for five years from the date of issuance. All 1,000,000 warrants are outstanding as of December 31, 2004.

Stock Option Plan

        The Company adopted a stock option plan (the "Plan"), effective as of November 15, 1999 which provides for the grant of non-qualified stock options. A total of 3,000,000 shares of common stock have been reserved for issuance under the Plan.

        Options under the Company's Plan are issuable only to eligible officers, directors, key employees and consultants of the Company. The Plan is administered by a committee selected by the Board of Directors, which determines those individuals who shall receive options, the time period during which the options may be exercised, the number of shares of common stock that may be purchased under each option, and the option price. Unless sooner terminated, the Plan shall remain in effect until December 31, 2009.

        The per share exercise price of the common stock may not be less than the fair market value of the common stock on the date the option is granted. The stock options are subject to anti-dilution provisions in the event of stock splits, stock dividends and the like.

        No stock options are transferable by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option is only exercisable by the optionee. The exercise date of an option granted under the Plan must not be later than ten years from the date of grant. Any options that expire unexercised or that terminate upon an optionee's ceasing to be employed by the Company will become available once again for issuance.

        The following table contains information on the stock options under the Company's Plan for the years ended December 31, 2004 and 2003.

	Number of Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2002	—	—
Granted	—	—
Exercised	—	—
Cancelled	—	—

Options outstanding at December 31, 2003	—	—
Granted	3,535,000	$.90
Exercised	—	—
Cancelled	—	—

Options outstanding at December 31, 2004	3,535,000	$.90

        The Company granted options for an additional 535,000 shares which are contingent upon shareholder approval at the next annual meeting.

Other Stock Options

        The Company has granted stock options to employees, consultants and other individuals. The outstanding options expire at various dates through May 2009. The following table contains information on all of the Company's Non Plan stock options for the years ended December 31, 2004 and 2003.

	Number of Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2002	1,260,000	$.38
Granted	1,000,000.25
Exercised	(40,000)	.25
Cancelled	(700,000)	.44

Options outstanding at December 31, 2003	1,520,000.27
Granted	400,000	1.81
Exercised	(520,000)	.31
Cancelled	—	—

Options outstanding at December 31, 2004	1,400,000	$.70

        The 400,000 options granted in 2004 are subject to approval by shareholders at the next annual meeting.

Other Stock Option Information

        The weighted average fair value price of all options granted in 2004 was $.76.

        The following table summarizes information about the Company's stock based compensation plans at December 31, 2004.

        Options Outstanding and Exercisable by Price Range as of December 31, 2004:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
1999 Plan
$.25-$1.20	3,535,000	4.87	$.90	1,300,000	$.36

Other Plan
$.25-$3.40	1,400,000	4.52	$.70.	1,400,000	$.70

        The number of options outstanding and exercisable includes 535,000 and 400,000 for the 1999 Plan and the other plan, respectively, which are contingent upon the approval of the shareholders at the next annual meeting.

Compensation Expense

        The Company recorded compensation expense of $155,736 for the year December 31, 2003 for the value of options granted to a current board member, prior to him becoming a board member of the Company. The valuation of the options granted to employees is based on the difference between the exercise price and the market value of the stock on the measurement date. The valuation of the options granted to non-employees is estimated using the Black-Scholes option pricing model.

        The Company also recorded compensation expense of $7,800 and $2,550 for the years ended December 31, 2004 and 2003, respectively, for the value of common stock issued to consultants for services provided to the Company.

7.Accumulated Other Comprehensive Income

        The Company has adopted SFAS No. 130, "Reporting Comprehensive Income". This statement requires that all components of comprehensive income be reported in the financial statements in the period in which they are recognized. The components of comprehensive income for the Company include net income (loss), unrealized gain (loss) on marketable securities and foreign currency translation adjustments.

        Components of other comprehensive income consist of the following:

	Unrealized Gain (loss) on Marketable Securities	Foreign Currency Translation	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2002	$(190,588)	$(34,092)	$(224,680)
2003 change	11,765	(968)	10,797

Balance at December 31, 2003	(178,823)	(35,060)	(213,883)
2004 change	145,885	51,519	197,404

Balance at December 31, 2004	$(32,938)	$16,459	$(16,479)

8. Preferred Stock

        The authorized preferred stock of the Company consists of 1,000,000 shares, $.001 par value. The preferred stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters as may be determined by the Board of Directors, including without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any), and voting rights. Unless the nature of a particular transaction and applicable statutes require approval, the Board of Directors has the authority to issue these shares without shareholder approval.

9. Related Entity Transactions

        In March of 2003, the Company entered into a note payable agreement with a related entity. Under the terms of the agreement, the Company received $200,000 to be paid in full within sixteen months of the date of the agreement. The payment terms are that for each of forty scanners sold over the sixteen-month period following the date of the agreement, the Company will pay $6,250, until a total of $250,000 has been paid. The agreement further stipulates that a non-performance penalty will be assessed in the event thatthe Company is unable to repay the note under the terms set forth above. The penalty is the issuance of 1,800,000 shares of restricted common stock of the Company to be received by the lender, in addition to full payment. In connection with the issuance of the debt, the Company issued 200,000 shares of its restricted common stock on the date of the agreement to the lender. In addition, the note is collateralized by all of the Company's assets. Interest expense of $15,625 and $34,375 was recorded with respect to this note in 2004 and 2003 respectively. The note was repaid in full in May 2004.

        In October of 2003, the Company entered into another note payable agreement with a related entity whereby the Company received $240,000 explicitly for the production of twenty of the Company's scanners for subsequent resale. The terms of the agreement are such that for each scanner sold, the Company will pay $12,000 plus 50% of the difference between the per-unit sales price and $12,000, the latter representing an interest payment. In connection with the issuance of the debt, the Company issued 1,000,000 warrants for the purchase of an equal number of shares of the Company's restricted common stock at $0.60 per share for a period of up to five years from the date of issuance. The Company determined the fair value of the warrants and the debt independently and recorded a discount on the note payable, which is being accreted to the value of the debt based on each scanner sold, which approximates the effective interest rate. Interest expense of $137,130 and $34,375 was recorded with respect to this note in 2004 and 2003 respectively. The note was repaid in full in October 2004.

        In May of 2003, the Company entered into an agreement with Michie Proctor, a related entity, in which Mr. Proctor was elected to Chairman of the Board of the Company and the details of the consulting arrangement between the Company and Mr. Proctor were defined. In connection with this agreement, the Company awarded one million options to purchase common stock of the Company for $0.25 per share, which are vested immediately. The Company recorded stock option compensation expense, related to these options of $155,736.

        In August of 2003, the amount owed to James McGonigle, a related entity, of $5,000 relating to services provided during the year, was factored by Mr. McGonigle to Michie Proctor. As a result of this transaction, the Company owed Mr. Proctor $3,500, which was paid in 2004.

        The Company incurred $46,500 of consulting services in 2004 provided by one of its directors of which $9,000 was owed to that individual at December 31, 2004.

10. Commitments and Contingencies

Inventory

        The Company had a purchase obligation to acquire inventory at December 31, 2004 for delivery in 2005 of $67,515.

Leases

        The Company leases office facilities under a long-term leasing arrangement. The Company's office facilities lease contains a five-year renewal option. The future minimum lease payments at December 31, 2004 under the Company's operating leases which have an initial or remaining noncancellable lease term in excess of one year is as follows:

2005	$87,324
2006	90,963
2007	107,336
2008	110,368
2009 and thereafter	113,400

        Rental expense charged to operations was $46,988 and $43,299 for the years ended December 31, 2004 and 2003, respectively.

Medicare Hearings

        In September 1997, the Company was notified of a Medicare Hearing Officer's decision that the Company is liable for repayment of Medicare Benefit Overpayments of $269,120. The Overpayments are from calendar years 1994 and 1995. The Company appealed the Hearing Officer's decision. The Appeal was heard by an Administrative Law Judge on January 5, 1999 and again on November 2, 1999. The Administrative Law Judge reviewed approximately forty out of approximately 410 cases. The Administrative Law Judge dismissed some cases, ruled in favor of the Company on certain cases and ruled against the Company on other cases. The Company continues to be in the Appeal process. The Company is unable to predict the outcome of the Appeal.

        As of December 31, 2004, the Company has an accrued liability of $100,000 as a result of the above proceedings. This amount is the Company's best estimate of the potential liability based on all of the facts and circumstances currently known. There have been no new developments with respect to this matter during the year ended December 31, 2004.

Officer Indemnification

        Under the organizational documents, the Company's officers, employees, and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. The Company also has an insurance policy for its directors and officers to insure them against liabilities arising from the performance of their duties required by their positions with the Company. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

11. Concentration of Credit Risk and Major Customers

        Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. The Company places its cash equivalents and short term investments with high credit quality financial institutions. The Company's cash in its banks exceeded the federally insured limits at certain points during the year.

        The Company provides credit, in the normal course of business, to hospitals, distributors, and others in the health care industry. The Company's customers are located primarily in the eastern United States. The Company performs periodic credit evaluations of its customers' financial condition and generally requires no collateral. The Company maintains reserves for potential credit losses. The Company's revenue is generated primarily from a single product, the Scanner, which subjects the Company to significant financial exposure. If future sales do not occur the Company's operations could be materially adversely affected.

        Total assets were $444,798 in foreign countries at December 31, 2004 which were all located in the United Kingdom.

        Revenues from major customers, as a percentage of total revenue, for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Customer A	78%	*. %
Customer B	10%	47%
Customer C	—	46%

*
Less than 10%

12. Fair Value of Financial Instruments and Related Impairment Loss

        All marketable securities are defined as trading securities or available-for-sale Securities under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." During the first quarter of 2004, management of the Company determined that the impairment of the investment in Seychelle Environmental Technologies, Inc. ("Seychelle"), initially purchased in 2000 for $200,000, is other-than-temporary. Therefore, the loss of $164,707, originally reflected as an unrealized loss on investment within other comprehensive income, has been recognized in the statement of operations for the year ended December 31, 2004.

        Disclosures about Fair Value of Financial Instruments for the Company's financial instruments are presented in the table below. These calculations are subjective in nature and involve uncertainties and significant matters of judgment and do not include income tax considerations. Therefore, the results cannot be determined with precision and cannot be substantiated by comparison to independent market values and may not be realized in actual sale or settlement of the instruments. There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used could significantly affect the results. The following table presents a summary of the Company's financial instruments as of December 31, 2004:

	Carrying Amount	Estimated Fair Value
Financial Assets:
Cash and cash equivalents	$938,822	$938,822
Marketable securities	16,471	16,471

        The carrying amounts for cash and cash equivalents, receivables, accounts payable and accrued expenses approximate fair value because of the short maturities of these instruments. The fair value of marketable securities is determined by the most recently traded price of each security at the balance sheet date.

13. Subsequent Events

U.S. Medical Systems, Inc.

        On March 4, 2005, the Company terminated its distribution agreement with U.S. Medical Systems, Inc, ("US MedSys") to sell the Scanner through the US MedSys distribution network due to unresolved breeches of that agreement by US MedSys.

        US MedSys was granted an exclusive distributorship of the Scanner in the United States wound care market provided it purchased not less than 25 Scanners per month during the first year of the Agreement, not less than 50 Scanners per month during the second year of the Agreement and not less than 1,000 Scanners during the third year of the Agreement.

        At December 31, 2004 the Company had accounts receivable from US MedSys of $550,000 for prior Scanner deliveries. In addition, the Company held a deposit of $500,000 for existing purchase orders made by US MedSys. As provided by the agreement, the Company as of the termination date offset the outstanding receivable with the deposit. Consequently, as of March 4, 2005 the Company has a receivable of $50,000 from US MedSys which has been fully reserved for collectibility.

        The Company has subsequently collected $30,000 of this receivable in the nine months ended September 30, 2005.

        During the First Quarter of 2005, as a consequence of the termination, the Company will recognize the deferred revenue associated with the sale of distribution rights of $371,876.

Stock Options

        As of December 31, 2004 the Company had granted options to purchase 935,000 shares of common stock which were contingent upon shareholder approval. Shareholders voted at the annual meeting to expand the number of shares available for stock options and the contingent shares were issued.

Notes Payable

        In May 2005, the Company entered into a short-term note with one of its officers. The amount borrowed, $60,000, together with interest computed at 6% per annum is due on September 30, 2005. Interest expense of $300 was recorded during the three and six months ended June 30, 2005.

        In June 2005, the Company entered into a short-term note with one of its shareholders. The amount borrowed, $100,000, together with interest computed at 12% per annum is due on May 26, 2006. As further consideration for this loan, the Company issued a warrant to purchase 100,000 shares of the Company's common stock at $.40 per share. This warrant expires on June 1, 2010. There is no prepayment penalty in the event the Company pays the note prior to its date of maturity. Furthermore, the amount of shares available to be purchased pursuant to the warrant will be reduced on a pro-rata basis in the event of any early payments. The value of any warrants earned during the period has been treated as interest expense. Total interest recorded during the six months ended June 30, 2005 is $3,599.

        Both of the above notes were forgiven as part of the purchase by the noteholders of Company securities, more fully described below.

Sale of Stock

        In connection with a private placement of our securities on September 30, 2005, the Company issued 552,145 shares of Series A Convertible Preferred Stock and 552,145 Class E Warrants (together "units") for $2.30 per unit. In addition, the Company accepted Class A, B and C Warrants (issued in July 2004) as partial payment for these units. Each of these preferred shares may be converted (at the holders option) into 10 shares of the Company's common stock. The Company has the right to call for the mandatory conversion of the preferred shares upon the required registration of the underlying common stock. The holder of a Class E warrant may purchase ten shares of the Company's common stock for $.2875 per share. These warrants expire in September 2010.

        The Company does not possess the right to call for the conversion of Preferred Stock or the exercise of common stock warrants for shareholders who would own greater than 4.95% of the Company's common stock if such conversion or exercise were enacted.

        An officer and shareholder participated as an investor in this transaction and on September 30, 2005 forgave the Company's note payable to him in the amount of $60,000 in exchange for 26,087 units.

        On October 27, 2005, the shareholder holding a 12% note receivable in the amount of $100,000 from the Company forgave that note along with accrued interest of $4,500 and surrendered 260,000 warrants (expiring in December 2008 to purchase Company common stock for $.60 per share) in exchange for 623,913 shares of Common Stock and 62,391 Class E warrants. In addition, in accordance with the terms of the Note, the Company will issue warrants entitling the shareholder to purchase 37,500 common shares at $.40 per share, such warrants expiring in June 2010.

Sale of Investment

        The Company sold its entire investment for $61,672 in Seychelle Environmental Technologies, Inc. on June 21, 2005 and incurred a net gain of $26,379.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        See Item 24 of the Registrant's Registration Statement on Form SB-2 File No. 33-75236.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION(1)

SEC Registration Fee	$380
Blue Sky Filing and Legal Fees	$2,500
Printing Expenses	$2,500
Legal Fees	$15,000
Accounting Fees	$15,000
Miscellaneous Expenses	$4,620

Total	$40,000

(1)
All expenses are estimated.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

        During the last three years the Registrant sold the following securities which were not registered under the Securities Act, as amended:

        In July 2004 the Registrant issued an aggregate of 1,764,706 units of its securities at $.85 per unit to the following individuals. Each unit consisted of one share of common stock and warrants to purchase an additional two shares of common stock at prices ranging from $1.20 to $3.40 per share. All of the shares and shares underlying the warrants are being registered hereby.

Name	Units Purchased Number of
David Chan and Jeannie Park	117,000
Dodd Farber	10,000
Jeffrey J.Hoffman	20,000
Kensington Partners, LP	312,935
ProMed Offshore Fund, Ltd.	53,354
ProMed Partners II, L.P.	81,792
Stanton F. Weissenborn	47,000
Brian F. K. and Valerie M. Colburn	6,000
Guerrilla Partners, LP(1)	538,146
Bald Eagle Fund, Ltd.	16,125
Odin Partners LP	117,000
ProMed Partners, L.P.	336,354
Marcia and Richard Scheiner	15,000
Joslynda Capital LLC	94,000

Totals	1,764,706

(1)
We also issued an additional 50,000 shares of our common stock to Guerilla Partners, LP as a consulting fee in connection with the transaction.

        With respect to the above securities issuances, the Registrant relied on Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation D, Rule 506 promulgated thereunder.

        In September 2005, the Registrant issued an aggregate of 552,145 units of its securities at $2.30 per unit to the individuals and entities listed below. Each unit consisted of one share of preferred stock and warrants to purchase an additional ten shares of common stock. Each share of preferred stock is convertible into ten shares of common stock. All of the shares underlying the preferred stock and the warrants are being registered hereby.

Name	Number of Units Purchased
David Chan	30,420
ProMed Offshore Fund, Ltd.	10,671
ProMed Offshore Fund II, Ltd.	150,029
ProMed Partners II, L.P.	16,359
Guerrilla Partners, LP	139,913
Michael C. Boyd	26,086
ProMed Partners, L.P.	67,271
Morrison Family Trust	43,478
Richard Piltch	21,739
Stuart Piltch	21,739
Joslynda Capital LLC	24,440

Totals	552,145

        In October 2005, the Registrant issued 62,391 units of its securities at $2.30 per unit to the Church of Southwest Broward. Each unit consisted of ten common shares and one Class E warrant. Each warrant entitled the holder to purchase ten shares of common stock for $.2875 per share. All of the common shares issued as well as all shares underlying the warrants are being registered.

        No advertising or general solicitation was employed in offering the above securities. The securities were issued to a limited number of persons all of whom were accredited investors as that term is defined in Rule 501 of Regulation D under the Securities Act. All were capable of analyzing the merits and risks of their investment, acknowledged in writing that they were acquiring the securities for investment and not with a view toward distribution or resale and understood the speculative nature of their investment. All common stock issued contained a restrictive legend prohibiting transfer of the shares except in accordance with federal securities laws.

ITEM 27. EXHIBIT INDEX

Number	Exhibit
3.01	Certificate of Incorporation of the Registrant, as amended(1)
3.02	Bylaws of the Registrant(1)
5.01	Opinion of Gary A. Agron regarding legality
20.01	Audit Committee Charter
23.1	Consent of Gary A. Agron, See 5.01 above
23.2	Consent of Mayer Hoffman McCann P.C., independent registered public accounting firm

(1)
Incorporated by reference to the Registrant's Registration Statement on Form SB-2, File Number 33-75236.

(2)
Incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2004.

ITEM 28. UNDERTAKINGS

        The Registrant hereby undertakes:

          (a)   That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registration of expenses incurred or paid by a director, officer or controlling person to the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (b)   That subject to the terms and conditions of Section 13(a) of the Securities Exchange Act of 1934, it will file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

          (c)   That any post-effective amendment filed will comply with the applicable forms, rules and regulations of the Commission in effect at the time such post-effective amendment is filed.

          (d)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)    To include any prospectus required by section 10(a)(3) of the Securities Act;

            (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (e)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing Form SB-2 and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Swarthmore, Pennsylvania, on November 14, 2005.

Longport, Inc.
By:	/s/ MICHAEL C. BOYD Michael C. Boyd, Chief Executive Officer

        Pursuant to the requirements of the Securities Act, as amended, this Registration Statement has been signed below by the following persons on November 14, 2005.

Signature	Title

/s/ MICHIE PROCTOR Michie Proctor	Chairman of the Board of Directors
/s/ MICHAEL C. BOYD Michael C. Boyd	Chief Executive Officer and Director
/s/ PAUL D. WILSON Paul D. Wilson	President and Director
/s/ JACK N. BROWN Jack N. Brown	Chief Financial Officer
/s/ PAUL R. QUINTAVALLE Paul R. Quintavalle	Director
/s/ BRIAN W. CLYMER Brian W. Clymer	Director

EXHIBIT INDEX

Number	Exhibit
3.01	Certificate of Incorporation of the Registrant, as amended(1)
3.02	Bylaws of the Registrant(1)
5.01	Opinion of Gary A. Agron regarding legality
20.01	Audit Committee Charter
23.1	Consent of Gary A. Agron, See 5.01 above
23.2	Consent of Mayer Hoffman McCann P.C., independent registered public accounting firm

(1)
Incorporated by reference to the Registrant's Registration Statement on Form SB-2, File Number 33-75236.